Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

MARCH 30, 2020

WHEATON PRECIOUS METALS CORP.
SUITE 3500 – 1021 WEST HASTINGS STREET
VANCOUVER, BC CANADA V6E 0C3

WHEATON™
PRECIOUS METALS

WHEATON PRECIOUS METALS CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

Information in this annual information form is as of March 27, 2020 unless otherwise indicated.

Wheaton is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

This annual information form contains forward-looking statements and information. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 93 for material risks, assumptions and important disclosure associated with this information.

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. See page 96 for details on currency presentation and exchange rate information.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [2]

CORPORATE STRUCTURE

Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) is a corporation that, pursuant to Articles of Continuance dated December 17, 2004, is governed by the Business Corporations Act (Ontario) (the “Act”).

Wheaton’s head office is located at 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s active subsidiaries are Wheaton Precious Metals International Ltd. (“Wheaton International”) (formerly Silver Wheaton (Caymans) Ltd.) and Wheaton Precious Metals (Cayman) Co. (“Wheaton Cayman”), each of which is wholly-owned by the Company and is governed by the laws of the Cayman Islands, and Silver Wheaton Luxembourg S.a.r.l. (“Silver Wheaton Luxembourg”) which is wholly-owned by Wheaton International and is governed by the laws of Luxembourg. As used in this annual information form, except as otherwise required by the context, reference to “Wheaton” or the “Company” means Wheaton Precious Metals Corp., Wheaton International, Silver Wheaton Luxembourg and Wheaton Cayman.

On May 10, 2017, the Company changed its name from “Silver Wheaton Corp.” to “Wheaton Precious Metals Corp.” and changed its Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) ticker symbol from “SLW” to “WPM.” Concurrent with the name change, the Company’s web domain changed to www.wheatonpm.com. Information contained on Wheaton’s website should not be deemed to be a part of this annual information form or incorporated by reference herein.

WHEATON AND ITS PRINCIPAL SUBSIDIARIES

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the three-year history of the Company. Further details concerning these and other transactions can be found under “Description of the Business”.

2017	2018	2019

February Extension of maturity date of revolving credit facility by one year and continued use of letter of guarantee with CRA	February Extension of maturity date of revolving credit facility by one year and continued use of letter of guarantee with CRA	February Extension of maturity date of revolving credit facility by one year

March Amended silver stream with Alexco Resource Corp. (“Alexco”) on the Keno Hill mines to make production payment a function of silver head grade and silver spot price	February Ms. Marilyn Schonberner joined Board of Directors	September Joined UN Global Compact and endorsed the World Gold Council’s Responsible Gold Mining Principles

April Sale of Los Filos mine from Goldcorp Inc. (“Goldcorp”) to Leagold Mining Corporation (“Leagold”)	May Termination of existing stream and entered into new mineral stream on San Dimas with First Majestic Silver Corp. (“First Majestic”)	September/October
Amended gold stream with Pembridge Resources plc (“Pembridge”) on the Minto mine to increase the gold production payment to 75% gold market price for a limited period and operations at the Minto mine recommenced

May Changed name to Wheaton Precious Metals Corp. to better reflect precious metals portfolio	June Acquired cobalt stream on Vale’s Voisey’s Bay mine for total upfront consideration of $390 million	November Provided loan to assist Kutcho Copper Corp. in advancing the Kutcho project

May Mr. Lawrence Bell retired from Board of Directors	July Acquired gold and palladium stream on Stillwater and East Boulder mines for total upfront consideration of $500 million	December Provided $10 million funding to Gold X Mining Corp. (“Gold X”) to assist in their acquisition of the Toroparu project property package

October Amended silver and gold stream with Capstone Mining Corp. (“Capstone”) on the Minto mine to increase the gold production payment where the market price of copper is lower than $2.50 per pound	December Reached settlement with CRA on appeal of transfer pricing reassessments resulting in no additional cash taxes for 2005 – 2010 tax years	December Reached settlement in principle on the outstanding United States class action within limits of Wheaton’s insurance

December Acquired an early deposit silver and gold stream on the Kutcho project for total upfront consideration of $65 million

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [4]

DESCRIPTION OF THE BUSINESS

Acquisition & Production History

Wheaton is a streaming company which generates its revenue primarily from the sale of precious metals. Wheaton enters into purchase agreements (“precious metal purchase agreements” or “PMPAs”) to purchase all or a portion of the precious metals or cobalt production from mines located around the globe for an upfront payment and an additional payment upon the delivery of the precious metal.

As of December 31, 2019, the Company has entered into 23 long-term purchase agreements (three of which are early deposit precious metal purchase agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, nine which are at various stages of development and two which have been placed in care and maintenance, located in 11 countries. Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. The primary drivers of the Company’s financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon sale of the metals received. Attributable metal production as referred to in this annual information form is the metal production to which Wheaton is entitled pursuant to the various precious metal purchase agreements.

The Company is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed. The following map illustrates the geographic location of the Company’s diversified portfolio of interests in the 20 operating mines and nine development projects comprising its high-quality asset base.

The Common Shares are listed and posted for trading on the NYSE (symbol: WPM) and the TSX (symbol: WPM).

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Principal Product

The Company’s principal products are precious metals and cobalt that it has agreed to purchase pursuant to PMPAs. The following tables summarize the mineral stream interests currently owned by the Company (collectively, the “Mining Operations”). Note that statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production		Per Ounce Production Payment 2,3	Total Upfront Payment³	Cash Flow Generated to Date³	Ounces Received to Date³	Q4-2019 PBND 3, 4	Term¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%		$ 404	$3,059,360	$1,011,604	1,155,018	64,144	LOM	28-Feb-13
Sudbury[5]	Vale	CAN	70%		$ 400	623,572	171,080	196,487	18,761	20 years	28-Feb-13
Constancia	Hudbay	PER	50%	[6]	$ 400	135,000	58,078	66,335	607	LOM	8-Aug-12
San Dimas	FM	MEX	variable	[7]	$ 600	220,000	49,300	66,629	3,403	LOM	10-May-18
Stillwater[8]	Sibanye	USA	100%		variable	237,880	19,770	17,944	5,080	LOM	16-Jul-18
Other						439,442	453,082	469,605	6,631
Minto	PERE	CAN	100%	[9]	variable					LOM	20-Nov-08
Rosemont	Hudbay	USA	100%		$ 450					LOM	10-Feb-10
777[10]	Hudbay	CAN	50%		$ 416					LOM	8-Aug-12

						$4,715,254	$1,762,914	1,972,018	98,626

Silver
Peñasquito	Newmont	MEX	25%		$ 4.91	$485,000	$880,276	52,358	1,734	LOM	24-Jul-07
Antamina	Glencore	PER	33.75%	[11]	variable	900,000	322,431	24,631	1,195	LOM	3-Nov-15
Constancia	Hudbay	PER	100%		$ 5.90	294,900	105,461	10,093	88	LOM	8-Aug-12
Other						1,103,708	1,216,371	85,972	1,529
Los Filos	Equinox¹²	MEX	100%		$ 4.39					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%		$ 4.39					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100%	[13]	$ 8.89					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%		$ 9.31					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%		$ 4.30					50 years	5-Jun-07
Aljustrel	Almina	PRT	100%	[14]	variable					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%		variable					LOM	2-Oct-08
Minto	PERE	CAN	100%		$ 4.22					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%		$ 3.90					LOM	8-Sep-09
Rosemont	Hudbay	USA	100%		$ 3.90					LOM	10-Feb-10
777[10]	Hudbay	CAN	100%		$ 6.14					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%		$ 4.00					LOM	n/a	[15]

						$2,783,608	$2,524,539	173,054	4,546

Palladium
Stillwater[8]	Sibanye	USA	4.5%	[16]	variable	$262,120	$33,815	29,398	4,872	LOM	16-Jul-18

Cobalt
Voisey’s Bay	Vale	CAN	42.4%	[17]	variable	$390,000	$—	—	—	LOM	11-Jun-18

Total						$8,150,982	$4,321,268

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; LOM = Life of Mine; and PBND = produced but not delivered.

2)

The per ounce production payment is either a fixed price per ounce purchased, subject to an annual inflationary adjustment with the exception of Sudbury and Loma de La Plata, or a percentage of the spot price of the applicable metal for each ounce of the applicable metal delivered. Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 31 of the Company’s MD&A for more information.

3)

All figures in thousands except gold and palladium ounces received to date, gold and palladium ounces PBND and per ounce amounts. The total upfront consideration excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 32 of the Company’s MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2019, the Company has received approximately $171 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an additional 8,020 ounces of gold in each of 2019, 2020 and 2021, of which 8,020 ounces of gold was received during 2019.

7)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of December 31, 2019, the Company has received approximately $292 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
12)

On March 10, 2020, Leagold Mining Corporation (“Leagold”) and Equinox Gold Corp. (“Equinox”) completed their previously announced plan of arrangement pursuant to which Equinox has acquired all of the issued and outstanding shares of Leagold.

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13)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
16)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1.00%.

17)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract
Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	8,500	131,500	140,000	25%	³	100%	³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	12-Dec-17

			$31,000	$327,500	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” in the Company’s MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Further details regarding the PMPAs entered into by the Company in respect of these mineral stream interests can be found below:

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San Dimas Mine

Mine Name:	San Dimas

Operator:	First Majestic Silver Corp.

Location:	Mexico

Stream:	25% Gold plus 25% silver production converted to Gold

Term:	Life of Mine

WPM party:	Wheaton International

On October 15, 2004, the Company entered into a precious metal purchase agreement (the “San Dimas SPA”) with Goldcorp to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas mine (the “San Dimas mine”) and Los Filos mine (the “Los Filos mine”). On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Wheaton amended the San Dimas SPA. The term of the San Dimas SPA, as it related to San Dimas, was extended to the life of mine. During the first four years following the closing of the transaction, Primero delivered to Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, plus Wheaton received an additional 1.5 million ounces of silver per annum delivered by Goldcorp. Beginning in the fifth year after closing, Primero delivered a per annum amount to Wheaton equal to the first six million ounces of payable silver produced at the San Dimas mine and 50% of any excess. In addition, a per ounce cash payment of the lesser of $4.04 per ounce of silver (subject to an annual inflationary adjustment) or the prevailing market price was due, for silver delivered under the San Dimas SPA. Goldcorp guaranteed the delivery by Primero of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”).

On May 10, 2018, First Majestic announced that it had completed the previously disclosed acquisition of all the issued and outstanding common shares of Primero (the “Acquisition”). In connection with the Acquisition, on May 10, 2018, the Company terminated the San Dimas SPA and entered into a new precious metal purchase agreement with First Majestic (the “San Dimas PMPA”) to purchase an amount of gold equal to 25% of the life of mine payable gold production from the San Dimas mine plus an additional amount of gold equal to 25% of the life of mine payable silver production from the San Dimas mine converted to gold at a fixed gold to silver exchange ratio of 70:1.1 The Company paid a total upfront cash payment of $220 million for the San Dimas PMPA and, in addition, will make ongoing payments of $600 per gold ounce delivered.

As consideration for terminating the San Dimas SPA, the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the “First Majestic Shares”), and the Goldcorp Guarantee was terminated in exchange for a payment of $10 million.

Mexican Tax Update – In February 2016, Primero announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, SAT, seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“APA”). The APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in its MD&A for the period ended December 31, 2019, during 2019, as part of the ongoing annual audits of PEM’s tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $260.9 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. First Majestic also indicates that since they continue to defend the APA in the Mexican legal proceeding, the APA remains valid and First Majestic will vigorously dispute any reassessment that has been or may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties.

[1]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

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First Majestic has indicated in their MD&A for the period ended December 31, 2019 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not able to defend the validity of the APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Primero Guarantee – On March 30, 2017, Wheaton provided a guarantee to the lenders under Primero’s previously outstanding revolving credit facility for which Primero paid a fee of 5% per annum (the “Guarantee”). As a result of the Acquisition, the Primero Guarantee was terminated on May 10, 2018 and Primero paid to the Company all outstanding fees.

See “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Credit and Liquidity Risk” and “Risks Relating to the Mining Operations – International Operations”.

Los Filos Mine

Mine Name:	Los Filos

Operator:	Leagold

Location:	Mexico

Stream:	100% of Silver

Term:	25 years

WPM party:	Wheaton International

The Los Filos mine is located in the Nukay mining district of central Guerrero State in southern Mexico. Wheaton International entered into an agreement with Goldcorp to acquire 100% of the silver production from the Los Filos mine for a period of 25 years, commencing October 15, 2004. On April 7, 2017, Leagold completed the acquisition of the Los Filos mine from Goldcorp. In connection with the acquisition, the Los Filos PMPA was amended to include a corporate guarantee from Leagold. Goldcorp’s guarantee of deliveries in respect of the Los Filos mine remains in place. On March 10, 2020, Leagold and Equinox announced that they had completed their previously announced Arrangement pursuant to which Equinox acquired all of the issued and outstanding shares of Leagold and assumed Leagold’s obligations under the PMPA.

Zinkgruvan Mine

Mine Name:	Zinkgruvan

Operator:	Lundin

Location:	Sweden

Stream:	100% of Silver

Term:	Life of Mine

WPM party:	Wheaton International

On December 8, 2004, Wheaton International entered into an agreement with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan AB”) to acquire 100% of the payable silver produced by Lundin’s Zinkgruvan mining operations (the “Zinkgruvan mine”) in Sweden for the life of mine for the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) and the then prevailing market price per ounce of silver. Upfront consideration payable to Zinkgruvan AB was approximately $77.9 million. In connection with the Zinkgruvan agreement, Lundin provided Wheaton with a corporate guarantee and a pledge of charge deed over mining operations.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [9]

Yauliyacu Mine

Mine Name:	Yauliyacu

Operator:	Glencore

Location:	Peru

Stream:	100% of Silver up to 1.5Mozs and 50% excess per annum

Term:	Life of Mine

WPM party:	Wheaton International

On March 23, 2006, Wheaton International entered into a PMPA with Glencore International AG (“Glencore International”) and its subsidiary Anani Investments Ltd. (“Anani”) to acquire an amount equal to 100% of the payable silver produced from the Yauliyacu mining operations (the “Yauliyacu mine”) in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years commencing in March of 2006, for $3.90 per ounce of silver (subject to an annual inflationary adjustment).

On November 30, 2015, Wheaton International amended the Yauliyacu mine PMPA. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Additionally, effective January 1, 2016, Anani will deliver to Wheaton a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess. The price paid for each ounce of silver delivered under the agreement has been increased by an additional $4.50 per ounce plus, if the market price of silver exceeds $20 per ounce, 50% of the excess, to a maximum of $40 per ounce.

During the term of the contract, Wheaton International has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore International or any of its affiliates at the time of the initial transaction. In addition, Glencore International provided Wheaton with a corporate guarantee.

On March 24, 2020 Glencore reported that it had put the Yauliyacu mine on care and maintenance in response to the Peruvian emergency decree related to the COVID-19 virus pandemic. See “Risks Relating to the Company – Impact of Epidemics”.

Stratoni Mine

Mine Name:	Stratoni

Operator:	Hellas Gold (Eldorado Gold)

Location:	Greece

Stream:	100% of Silver

Term:	Life of Mine

WPM party:	Wheaton International

On April 23, 2007, Wheaton International entered into a PMPA (the “Stratoni PMPA”) with European Goldfields Limited (“European Goldfields”) (which was acquired by Eldorado on February 24, 2012), and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which Wheaton International agreed to purchase 100% of the payable silver produced by Hellas Gold from the Stratoni mine (the “Stratoni mine”) located in Greece over its entire mine life, for total upfront cash consideration of $57.5 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment after April 23, 2010) and the then prevailing market price per ounce of silver. During the term of the Stratoni PMPA, Wheaton International has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields. In connection with the Stratoni PMPA, Hellas Gold and European Goldfields provided certain covenants in respect of their obligations.

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of the Stratoni mine, Wheaton International and Eldorado agreed to modify the Stratoni PMPA. The primary modification was to increase the production price per ounce of silver delivered to Wheaton International over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 metres of drilling is completed outside of the existing ore body and within Wheaton International’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 metres of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 metres of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020 in order for the agreed upon increase in production price to be initiated. In July 2018, Eldorado completed 10,000 metres of Expansion Drilling.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [10]

Peñasquito Mine

Mine Name:	Peñasquito

Operator:	Newmont

Location:	Mexico

Stream:	25% of Silver

Term:	Life of Mine

WPM party:	Silver Wheaton Luxembourg

On July 24, 2007, Silver Wheaton Luxembourg entered into a PMPA (the “Peñasquito PMPA”) with Goldcorp and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Luxembourg agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito mine located in Mexico (the “Peñasquito mine”) over its entire mine life, for upfront consideration of $485 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment three years after commercial production commences) and the then prevailing market price per ounce of silver. Silver Wheaton Luxembourg and Wheaton International entered into a back to back PMPA in respect of the Peñasquito mine. In connection with the Peñasquito PMPA, Goldcorp also provided Silver Wheaton with a corporate guarantee. In April 2019, Newmont Corporation (“Newmont”) completed the previously announced acquisition of Goldcorp.

On September 15, 2019, Newmont announced that the dialogue sponsored by the government of Mexico to resolve issues with a trucking contractor and the San Juan de Cedros community (one of Peñasquito’s 25 neighboring communities) had been suspended and that an illegal blockade had resumed. On October 22, 2019, Newmont announced that they were starting up production at Peñasquito following the lifting of the illegal blockade on October 8. On December 13, 2019, Newmont further announced that the Peñasquito mine and the San Juan de Cedros community had mutually agreed to an infrastructure solution securing sustainable water availability for the community’s domestic and agricultural uses. Newmont states that the 30-year water agreement, which was developed and signed under the auspices of the Dialogue Table sponsored by Mexico’s Federal Department of the Interior and representatives of the state government of Zacatecas, represents a significant milestone and an important step in the ongoing negotiations between the parties.

See “Further Disclosure Regarding Mineral Projects on Material Properties – Peñasquito Mine, Mexico” for details regarding the Peñasquito mine.

Keno Hill Mines

Mine Name:	Keno Hill

Operator:	Alexco

Location:	Canada

Stream:	250% of Silver

Term:	Life of Mine

WPM party:	Wheaton

On October 2, 2008, the Company entered into a PMPA (the “Alexco PMPA”) with Alexco and Elsa Reclamation & Development Company Ltd. and Alexco Keno Hill Mining Corp. (formerly called Alexco Resource Canada Corp.), each of which are wholly-owned subsidiaries of Alexco, pursuant to which the Company agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced from the Keno Hill district, including the currently producing Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill mines”), over its entire mine-life, for the lesser of $3.90 (subject to an annual inflationary adjustment beginning in year four after the achievement of specific operating targets) and the then prevailing market price per ounce of delivered silver. Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates. In connection with the Alexco PMPA, Alexco and each of the parties to the Agreement provided Wheaton with corporate guarantees and certain other security over their assets and the Keno Hill mines.

On June 6, 2014, the Company amended the Alexco PMPA to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometre radius of existing Alexco holdings in the Keno Hill district. The proposed amendment to this production payment was not applicable to the Bermingham deposit area. The amended Alexco PMPA was conditional upon Alexco paying Wheaton $20 million by December 31, 2015, or at Alexco’s option up to March 31, 2017. Alexco did not exercise its option to increase the production payment as set out in the June 2014 amendment.

On March 29, 2017, the Company and Alexco agreed to amend the Alexco PMPA to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest for the Alexco PMPA was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the

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future which fall within a one kilometre radius of existing Alexco holdings in the Keno Hill mines silver district. As consideration, Alexco issued to Wheaton three million common shares of Alexco which had a fair value of $5 million.

On October 2, 2017, in connection with an option granted by Alexco to Banyan Gold Corp. (“Banyan”) over claims covered by the Alexco PMPA, the Company and Banyan entered into an accession agreement under which Banyan agreed to be bound by the terms of the Alexco PMPA in respect of those claims.

On December 20, 2018, the Company agreed to amend the Alexco PMPA to extend the outside completion date under the Alexco PMPA to December 31, 2020.

Silverstone Acquisition

On May 21, 2009, the Company completed the acquisition of all of the outstanding common shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement. Each common share of Silverstone was exchanged for 0.185 of a Common Share, resulting in the issuance of approximately 23.4 million Common Shares. The following interests were acquired as a result of the acquisition of Silverstone:

Minto Mine (Canada) – A PMPA (the “Minto PMPA”) to acquire 100% of the silver produced from the Minto mine (the “Minto mine”) in Canada and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter for the lesser of $3.90 per ounce of silver and $300 per ounce of gold (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver or gold. If gold production from the Minto mine exceeds 30,000 ounces per year, the Company has committed to purchase 50% of the amount that production exceeds those thresholds for the same per ounce payment noted above. Capstone, the former owner of the Minto mine, has also provided Wheaton with a corporate guarantee under the Minto PMPA. In October 2017, in order to incentivize Capstone to extend to Minto mine life, the Company agreed to amend the Minto PMPA. The primary modification was to increase the production payment per ounce of gold delivered to the Company over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, the Company received shares of Capstone with a value of $8 million. In October 2018, Capstone announced that it was putting the Minto mine on care and maintenance. The Minto mine was sold by Capstone to Pembridge effective June 3, 2019 and Pembridge assumed Capstone’s obligations under the Minto PMPA. According to Pembridge’s news release dated October 16, 2019, milling operations at the Minto mine recommenced on October 10, 2019. In conjunction with the resumption of mining activity at the Minto mine, the Company has amended the Minto PMPA such that the cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company.

Cozamin Mine (Mexico) (Completed) – A PMPA to acquire 100% of the silver produced from the Cozamin mine (the “Cozamin mine”) in Mexico, owned by Capstone until 2017 for the lesser of $4.00 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Capstone had also provided Wheaton International with a corporate guarantee under the Cozamin mine agreement. Under the terms of the agreement, all deliveries under this agreement ceased as of April 4, 2017.

Neves-Corvo Mine (Portugal) – A PMPA to acquire 100% of the silver produced from the Neves-Corvo mine (the “Neves-Corvo mine”) in Portugal, owned by Lundin for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Lundin has also provided Wheaton International with a corporate guarantee under the Neves-Corvo mine agreement.

Aljustrel Mine (Portugal) – A PMPA to acquire 100% of the silver produced from the Aljustrel mine (the “Aljustrel mine”) in Portugal, owned by I’M SGPS for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. As part of an agreement with I’M SGPS dated July 16, 2014, Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine. The Company has not waived its rights to the silver contained in zinc and lead concentrate. I’M SGPS has also provided Wheaton International with a corporate guarantee under the Aljustrel mine agreement. In May 2018, Wheaton International agreed to amend the Aljustrel mine PMPA to increase the production payment per ounce of silver to 50% of the spot price of silver, to fix the silver payable rates for a period of two years with certain restrictions on changes thereafter and to make certain other modernization amendments.

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Loma de La Plata Project (Argentina) – A debenture with PAAS (formerly with Aquiline Resources Inc.) convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata (the “Loma de La Plata project”) zone of the Navidad project in Argentina. On February 25, 2010, the Company elected to convert the debenture with PAAS into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata project. As such, Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of the lesser of $4.00 per ounce and the prevailing market price is due for silver delivered under the agreement. The terms of the definitive PMPA continue to be negotiated.

Barrick Mines and Pascua-Lama Project

Mine Name:	Barrick Mines & Pascua-Lama

Operator:	Barrick

Location:	Peru/Argentina

Stream:	100% of Silver for Lagunas Norte, Pierina and Veladero (up to 8% of silver in ore); 25% of Silver for Pascua-Lama

Term:	April 1, 2018 for Lagunas Norte, Pierina and Veladero; Life of Mine for Pascua-Lama

WPM party:	Wheaton International

On September 8, 2009, the Company entered into a PMPA (the “Pascua-Lama PMPA”) with Barrick pursuant to which the Company agreed to purchase an amount of silver equivalent to 25% of the life of mine payable silver production from Barrick’s Pascua-Lama project (the “Pascua-Lama project”) located on the border of Chile and Argentina, as well as an amount of silver equivalent to 100% of the silver production from its Lagunas Norte mine (the “Lagunas Norte mine”) and Pierina mine (the “Pierina mine”), which are both located in Peru, and its Veladero mine (the “Veladero mine”) (Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at the Veladero mine during the period), which is located in Argentina, until the end of 2015 (the “Barrick Transaction”). Wheaton International made a total upfront cash payment to Barrick of $625 million (the “Upfront Payment”). In addition, per ounce cash payments of the lesser of $3.90 (subject to an annual inflationary adjustment starting three years after achieving project completion at Pascua-Lama) and the prevailing market price is due for silver delivered under the Pascua-Lama PMPA. In connection with the Pascua-Lama PMPA, Barrick provided Wheaton International with a corporate guarantee.

As a result of Barrick’s decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the Pascua-Lama PMPA, Wheaton International was entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfied the completion test. In 2013 Barrick initiated the closure of its Pierina mine and in accordance with the terms of the Pascua-Lama PMPA, all deliveries from the Pierina mine, Lagunas Norte mine and Veladero mine ceased as of April 1, 2018.

As part of the original agreement, Barrick provided the Company with a completion guarantee, requiring Barrick to complete the Pascua Lama project to at least 75% design capacity by December 31, 2015, which was subsequently extended to December 31, 2016. Wheaton International has agreed to extend the completion test deadline to June 30, 2020. If the requirements of the completion test have not been satisfied by the completion test deadline of June 30, 2020, Wheaton International may, within 90 days of such date, provide to Barrick notice of termination of the PMPA and demand repayment of the upfront payment of $625 million reduced by the cash flows received relative to the Lagunas Norte mine, Pierina mine and Veladero mine. Barrick has also granted Wheaton International a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver.

If, after Barrick satisfies the requirements of the completion test:

•

certain political events occur in Argentina or Chile, including an expropriation of any part of the Pascua-Lama project, the selective and discriminatory imposition of any law or war or insurrection, that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to any part of the Pascua-Lama project, then Wheaton’s entitlement to silver production from that part of the Pascua-Lama project will be suspended until the political event ceases;

•

certain political events occur in Argentina or Chile that would reduce Barrick’s economic value of its investment in the Pascua-Lama project by more than 50%, then Wheaton’s entitlement to silver production from the Pascua Lama project and the uncredited balance of the Upfront Payment will be reduced to reflect the reduction of Barrick’s economic value of its investment in the Pascua-Lama project, until the political event ceases. If the political event continues for the term of the transaction, then Wheaton’s entitlement to the repayment of the

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uncredited balance of the Upfront Payment will be reduced to reflect the suspension of silver sales from the affected portion of the Pascua-Lama project; or

•

any of Barrick’s subsidiaries that own any part of the Pascua-Lama project becomes insolvent or bankrupt, or Barrick’s lenders exercise or enforce any security granted to them that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to the Pascua-Lama project, then the transaction will terminate and Wheaton will be entitled to an immediate repayment of the uncredited balance of the Upfront Payment.

If Wheaton International fails to pay any portion of the Upfront Payment to Barrick, then Barrick may terminate Wheaton International’s obligation to make any further payments of the Upfront Payment and reduce the amount of the Upfront Payment already paid to Barrick by the lesser of 20% of the amount already paid or $50 million. Following any such reduction, Barrick will continue to sell silver to Wheaton International in accordance with the terms of the transaction until the amount of silver sold to Wheaton International equals the reduced amount of the Upfront Payment, after which the transaction will terminate.

In Barrick’s annual financial statements for the year ended December 31, 2019, Barrick indicated that in the fourth quarter of 2019, it had completed a study of the Pascua-Lama project and concluded that Barrick does not have a plan that meets its investment criteria under its current assumptions and a current liability was recognized for the residual balance payable to Wheaton International of $253 million under the Pascua-Lama PMPA.

Pascua-Lama SMA Regulatory Sanctions – As per Barrick’s annual financial statements for the year ended December 31, 2019, in May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that required Barrick to complete the water management system for the Pascua-Lama project in accordance with the Pascua-Lama project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Pascua-Lama project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Pascua-Lama project’s water management system. Barrick also disclosed in its annual financial statements for the year ended December 31, 2019 that in June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the project’s environmental permit. Barrick disclosed that on March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required Barrick to halt construction on the Chilean side of the Pascua-Lama project until the water management system is completed in accordance with the Pascua-Lama project’s environmental permit. Barrick further states that on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Pascua-Lama project’s environmental approval, including with respect to the Pascua-Lama project’s environmental impact and a series of monitoring requirements. Barrick states that on June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. In January 2018, the Company was notified that Barrick had received a revised resolution (“Revised Resolution”) from the SMA requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. Barrick reported that CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”) and on October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. Barrick has reported that CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending. Barrick also reported in its annual financial statements for the year ended December 31, 2019 that on March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Antofagasta Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s

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appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court, which heard arguments on July 23, 2019.

Rosemont Transaction

Mine Name:	Rosemont

Operator:	Hudbay

Location:	United States

Stream:	100% of Silver and 100% Gold

Term:	Life of Mine

WPM party:	Wheaton International

On February 10, 2010, Wheaton International entered into a PMPA (the “Rosemont PMPA”) with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont copper project (the “Rosemont project”) located in Pima County, Arizona. The payable rate for silver and gold has been fixed at 92.5% of production. Under the Rosemont PMPA, Wheaton International was to make total upfront cash payments of $230 million, payable on an instalment basis to partially fund construction of the mine, once certain milestones were achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont project. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. In connection with the Rosemont PMPA, Augusta and certain affiliates provided Wheaton International with a corporate guarantee and certain other security over their assets. In July 2014, Hudbay Minerals Inc. (“Hudbay”) acquired control of Augusta and the Rosemont project in a public take-over transaction.

Effective February 8, 2019, Hudbay and Wheaton International amended the Rosemont PMPA. As a result of the amendment and given that all material permits have now been received, Wheaton International is committed to pay Hudbay the upfront payment in two instalments, with the first $50 million being advanced upon the request of Hudbay conditional on Hudbay demonstrating that it has sufficient capital to complete construction of Rosemont, development and construction of Rosemont having commenced and other customary conditions. The balance of $180 million will be advanced following request by Hudbay, conditional on project costs of at least $98 million having been incurred on the Rosemont project and other customary conditions. Additionally, under the terms of the amendment, Hudbay has provided a corporate guarantee and Wheaton International will be entitled to certain delay payments, including where construction ceases in any material respect or if the completion test is not achieved within agreed upon timelines.

As per Hudbay’s MD&A for the year ended December 31, 2019, in July 2019, the U.S. District Court for the District of Arizona (“Court”) issued a ruling in two of the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. Hudbay notes that the Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Hudbay further reported that in December of 2019, Hudbay and the U.S. Department of Justice each filed a notice of appeal in respect of the Court’s decision to the U.S. Ninth Circuit Court of Appeals. Hudbay reports that on February 10, 2020, the Court issued a ruling in the third lawsuit challenging the U.S. Forest Service’s issuance of the FROD for the Rosemont mine. In this lawsuit, the plaintiffs challenged the biological opinion that was issued by the U.S. Fish and Wildlife Service (the “Biological Opinion”) and relied on by the U.S. Forest Service as part of the permitting process. The Court ruled to remand certain aspects of the U.S. Fish and Wildlife Service’s analysis and findings related to the Biological Opinion back to the agencies for further review. Hudbay has indicated that it believes remanding these issues is unnecessary as the federal agencies’ research and studies concluded that the potential impacts to endangered species would comply with the regulations. Hudbay has also indicated that it is reviewing the decision and will continue following the direction of the government agencies through the permitting process.

As per Hudbay’s annual financial statements for the year ended December 31, 2019, in April 2019, Hudbay entered into an agreement with United Copper & Moly LLC (“UCM”) to purchase UCM’ remaining 7.95% interest in the Rosemont project and to terminate all of UCM’s remaining earn-in and offtake rights. This acquisition will provide Hudbay with 100% ownership of the Rosemont project.

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Constancia Mine (including Pampacancha Deposit)

Mine Name:	Constancia

Operator:	Hudbay

Location:	Peru

Stream:	100% of Silver and 50% Gold

Term:	Life of Mine

WPM party:	Wheaton International

On August 8, 2012, Wheaton International entered into a PMPA with Hudbay and its subsidiary Hudbay (BVI) Inc. to acquire 100% of the life of mine payable silver production from the Constancia mine in Peru (the “Constancia mine”). On November 4, 2013, Wheaton International amended the PMPA with Hudbay to include the acquisition of an amount equal to 50% of the life of mine payable gold production from the Constancia mine (as amended, the “Constancia PMPA”).

As at the end of the first quarter of 2014, as a result of capital expenditures at the Constancia mine reaching $1 billion, a $125 million cash payment was made by Wheaton International to Hudbay. On September 10, 2014, Wheaton International further amended its agreement with Hudbay and as a result of capital expenditures meeting the $1.35 billion requirement, on September 26, 2014 Wheaton International paid further cash consideration of $135 million to Hudbay by delivery of 6,112,282 Common Shares, at an average issuance price of $22.09 per share. As at December 31, 2014, Wheaton International had paid Hudbay total upfront cash consideration of $429.9 million.

Wheaton International will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.

The silver and gold production at the Constancia mine was subject to the same completion test which was satisfied in 2016. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit (the “Pampacancha deposit”) during 2018, 2019 or 2020, Wheaton International will be entitled to additional compensation in respect of the gold stream. Hudbay has granted Wheaton International a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from the Constancia mine. In connection with the Hudbay agreement, Hudbay Peru S.A.C. (“Hudbay Peru”) provided Wheaton International with a corporate guarantee and certain other security over its assets and the Constancia mine. Wheaton International has also entered into intercreditor arrangements with lenders to Hudbay.

Recovery rates for gold under the amended agreement have been fixed given the early nature of the metallurgical test work on gold recoveries from the Pampacancha deposit. Recoveries will be set at 55% for the Constancia mine deposit and 70% for the Pampacancha deposit until Wheaton International receives 265,000 payable ounces, after which actual recoveries will be applied.

As per Hudbay’s MD&A for the year ended December 31, 2019, Hudbay has secured the surface rights for the Pampacancha deposit and expects to begin mining ore from the satellite deposit in late 2020.

On March 20, 2020, Hudbay announced a temporary shutdown of operations at the Constancia mine as a result of the limited availability of certain critical mining supplies due to the COVID-19 virus pandemic. See “Risks Relating to the Company – Impact of Epidemics”.

777 Mine

Mine Name:	777

Operator:	Hudbay

Location:	Canada

Stream:	100% of Silver and 50% Gold

Term:	Life of Mine

WPM party:	Wheaton

On August 8, 2012, the Company entered into a PMPA (the “777 PMPA”) with Hudbay to acquire 100% of the life of mine payable silver and gold production from its currently producing 777 mine (the “777 mine”), located in Canada. Wheaton’s share of gold production at the 777 mine remained at 100% until the satisfaction of a completion test relating to the Constancia mine, after which it was reduced to 50% for the remainder of the mine life. Wheaton made an upfront cash payment of $455.1 million in September, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year and subject to being increased to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term) or the prevailing market price per ounce of silver and gold delivered. Hudbay has granted Wheaton a right of first refusal on any future streaming agreement, royalty agreement or similar transaction related to the production of silver or gold from the 777 mine. In connection with the 777 PMPA, certain supplier subsidiaries of Hudbay provided Wheaton with a corporate guarantee and certain other security over their assets and the 777 mine. On March 27, 2017, in connection with the

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amalgamation of Hudbay with certain of its subsidiaries, including a supplier subsidiary, the 777 PMPA was amended to correctly reference the newly amalgamated Hudbay entity.

Sudbury Mine

Mine Name:	Sudbury

Operator:	Vale

Location:	Canada

Stream:	70% of Silver

Term:	20 years

WPM party:	Wheaton

On February 28, 2013, the Company entered into an agreement to acquire from Vale Switzerland SA (“Vale Switzerland”), a subsidiary of Vale S.A. (“Vale”), an amount of gold equal to 70% of the payable gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years. Wheaton made a total upfront cash payment in March, 2013 of $570 million plus warrants to purchase 10 million Common Shares of Wheaton common stock at a strike price of $65, with a term of 10 years (refer to “Salobo Mine” below for further details). In addition, Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered. In connection with the Sudbury agreement, Vale also provided Wheaton International with a corporate guarantee.

As of May 2017, the Stobie mine was placed on care and maintenance. Vale indicated that this decision was based upon low metal prices and ongoing market challenges, declining ore grades, and, more recently, seismicity issues that restricted production below the 3,000-foot level.

See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident.

Salobo Mine

Mine Name:	Salobo

Operator:	Vale

Location:	Brazil

Stream:	70% of Gold

Term:	Life of Mine

WPM party:	Wheaton International

On February 28, 2013, Wheaton International entered into a PMPA (the “Salobo PMPA”) to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine (the “Salobo mine”), located in Brazil. Wheaton International paid total upfront cash consideration of $1.33 billion in March 2013. Vale also provided Wheaton International with a corporate guarantee.

On March 2, 2015, Wheaton International agreed to amend the Salobo PMPA with Vale Switzerland (the “First Amended Salobo PMPA”) to acquire from Vale Switzerland an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. Under the First Amended Salobo PMPA, Wheaton International paid Vale cash consideration of $900 million on March 24, 2015 for the increased gold stream.

On August 2, 2016, Wheaton International agreed to further amend the First Amended Salobo PMPA (the “Second Amended Salobo PMPA”) to acquire an additional amount of gold equal to 25% of the life of mine gold production in respect of gold production for which an off-taker payment is received after July 1, 2016. Under the Second Amended Salobo PMPA, Wheaton International paid Vale cash consideration of $800 million and the 10 million Wheaton common share purchase warrants expiring on February 28, 2023 entitling a wholly-owned subsidiary of Vale to purchase one common share of Wheaton for each whole warrant were amended to reduce the strike price from $65 to $43.75.

With these amendments, Wheaton International increased the gold stream from 25% to 75% of the life of mine gold production from the Salobo mine.

In addition, Wheaton International is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment now commencing as of January 1, 2019) or the prevailing market price per ounce of gold delivered for the full 75% of gold production.

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If actual throughput is expanded above 28 Mtpa, then under the terms of the Second Amended Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. Under the Second Amended Salobo PMPA, Wheaton International will be required to make an additional payment to Vale, relative to the 75% stream, based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. There will be no additional deposit due if the expansion is completed after January 1, 2036.

Operational Update Relative to Vale – In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million. If completion of the expansion occurs in 2023, the range decreases to $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion. See “Further Disclosure Regarding Mineral Projects on Material Properties – Salobo Mine, Brazil” for details regarding the Salobo mine.

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale has reported that its potential legal liabilities resulting from the Brumadinho Incident are significant and that they cannot estimate the total amount. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Mine Operator Concentration Risk”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks”, and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples”.

Vale has reported that associations representing the indigenous community of Xikrin do Cateté brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI), seeking the suspension of the environmental permitting process of Salobo Mine. Vale has reported that the associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment of Brazilian Real$2 million for each association until the defendants conclude the studies. Vale reports that applicable law provides for mandatory consultation with the indigenous communities located within ten kilometers of the mine, and these indigenous communities are located more than 22 kilometers away from the mine. Vale noted that in October 2017 the court denied plaintiffs’ request for an injunction suspending the Salobo mine and that in February 2019, Vale, IBAMA, and the environmental agency Instituto Chico Mendes de Conservação da Biodiversidade (ICMBio) filed a joint answer in court, rebutting the plaintiff’s claims, and reaffirming the legality of the environmental permitting process of Salobo mine and the fulfillment of all conditions imposed by relevant authorities. Vale noted that in March 2019, the Federal Prosecution Office presented an opinion for the suspension of the activities in the Salobo mine. A decision by the federal court is pending.

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Early Deposit Gold and Silver Interest – Toroparu Project

Mine Name:	Toroparu

Operator:	Gold X Mining Corp.

Location:	Guyana

Stream:	10% Gold and 50% Silver

Term:	Life of Mine

WPM party:	Wheaton International

On November 11, 2013, Wheaton International entered into a life of mine early deposit precious metal purchase agreement (the “Toroparu Early Deposit Agreement”) to acquire from Gold X Mining Corp. (formerly Sandspring Resources Ltd.) (“Gold X”) an amount of gold equal to 10% of the gold production from its Toroparu project (the “Toroparu project”) located in the Republic of Guyana, South America. Under the Toroparu Early Deposit Agreement, the Company agreed to pay Gold X total upfront cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million payable on an installment basis to partially fund construction of the mine. In addition, the Company will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of gold delivered.

On April 22, 2015, the Company amended the Toroparu Early Deposit Agreement to include the acquisition of an amount equal to 50% of the payable silver production from the Toroparu project. Wheaton International will make a total upfront cash payment of $5 million in connection with this amendment, of which $2 million has been paid to date, and $3 million will be payable on an installment basis to partially fund construction of the mine. In addition, Wheaton International will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of silver delivered. As a result of the addition of the silver stream to the Toroparu Early Deposit Agreement, Wheaton International will pay Gold X a total upfront cash consideration of $153.5 million. In connection with the amendment to the Toroparu Early Deposit Agreement, Gold X and ETK Inc., the owner of the Toroparu project, provided Wheaton International with corporate guarantees and certain other security over their assets.

In February 2019, Gold X announced the advancement of a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan. Under the amended Toroparu Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the “Toroparu Feasibility Documentation”) has been extended to December 31, 2020. There will be a 60 day period following the delivery of Toroparu Feasibility Documentation, or after December 31, 2020 if the Toroparu Feasibility Documentation has not been delivered to Wheaton International by such date, where Wheaton International may elect not to proceed with the Toroparu Early Deposit Agreement. If Wheaton elects to terminate, Wheaton International will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Gold X’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

Effective December 24, 2019, in connection with the Torparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note, which has a three-year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Gold X has the option to defer the interest payments until December 4, 2022, being the maturity date. Wheaton can, at its option, convert the deferred interest into common shares of Gold X. At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, converted into Canadian dollars using the exchange rate published by the Bank of Canada on the business day prior to the conversion. The funds raised by Gold X in the convertible debenture private placement offering were used to acquire 100% of the interest in and to certain of Gold X’s joint venture Toroparu project properties.

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Antamina Mine

Mine Name:	Antamina

Operator:	Glencore via CMA

Location:	Peru

Stream:	100% of Glencore 33.75% silver, reduced to 22.5% after receiving 140Mozs

Term:	Life of Mine

WPM party:	Wheaton International

On November 3, 2015, Wheaton International entered into a PMPA (the “Antamina PMPA”) to acquire from Anani, a subsidiary of Glencore plc (“Glencore”), an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine at a fixed 100% payable rate. Wheaton International paid total upfront cash consideration of $900 million for the silver stream in December 2015 by using cash on hand together with amounts drawn from the Company’s $2 billion Revolving Facility (as defined herein). In addition, Wheaton International will make ongoing payments of 20% of the spot price per silver ounce delivered under the Antamina PMPA. In connection with the Antamina PMPA, Glencore and Noranda Antamina SCRL (the holder of Glencore’s interest in the Antamina mine) also provided Wheaton International with corporate guarantees and certain other assurances, including encumbrance and debt restrictions by Noranda.

Early Deposit Gold and Silver Interest – Cotabambas Project

Mine Name:	Cotabambas

Operator:	Panoro

Location:	Peru

Stream:	100% Silver and 25% Gold until 90 million silver equivalent ozs then decrease to 66.67% and 16.67%

Term:	Life of Mine

WPM party:	Wheaton International

On March 21, 2016, Wheaton International entered into an early deposit precious metal purchase agreement with Panoro Minerals Ltd. and its wholly owned subsidiary Cordillera Copper Ltd. (“Panoro”) (the “Cotabambas Early Deposit Agreement”) for the Cotabambas project located in Peru (the “Cotabambas project”). Panoro and its subsidiaries have provided Wheaton with corporate guarantees and certain other security over their assets.

Under the terms of the Cotabambas Early Deposit Agreement, Wheaton International is entitled to purchase 100% of the payable silver production and 25% of the payable gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to Wheaton International have been delivered, at which point the stream would decrease to 66.67% of payable silver production and 16.67% of payable gold production for the life of mine.

Under the Cotabambas Early Deposit Agreement, Wheaton International will pay a total cash consideration of $140 million plus an ongoing production payment of the lesser of: (i) $5.90 for each silver ounce and $450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and (ii) the prevailing market price. To December 31, 2019, Wheaton International has advanced $9 million to Panoro. Once certain conditions have been met, Wheaton International will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of certain feasibility documentation Wheaton International may elect to terminate the Cotabambas Early Deposit Agreement. If Wheaton International elects to terminate, Wheaton International will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring.

Early Deposit Gold and Silver Interest – Kutcho Project

Mine Name:	Kutcho

Operator:	Kutcho Copper

Location:	Canada

Stream:	100% Silver and 100% Gold until threshold silver and gold ozs delivered

Term:	Life of Mine

WPM party:	Wheaton

On December 14, 2017, Wheaton entered into an early deposit precious metal purchase agreement with Kutcho Copper Corp. (formerly Desert Star Resources Ltd.) (“Kutcho”) (the “Kutcho Early Deposit Agreement”) for the Kutcho project located in British Columbia, Canada (the “Kutcho project”). Kutcho and its subsidiaries have provided Wheaton with corporate guarantees and certain other security over their assets.

Under the terms of the Kutcho Early Deposit Agreement, Wheaton is entitled to purchase 100% of the payable silver production and 100% of the payable gold production from the Kutcho project until 5.6 million ounces of silver and 51,000 ounces of gold have been delivered to Wheaton, at which point the stream would decrease to 66.67% of payable silver production and payable gold production for the life of mine.

Under the Kutcho Early Deposit Agreement, Wheaton will pay total cash consideration of $65 million plus make ongoing payments of 20% of the spot price per silver ounce and per gold ounce delivered. To December 31, 2019, Wheaton

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has advanced a total of $7 million to Kutcho in accordance with the terms of the Kutcho Early Deposit Agreement. Wheaton will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production. Following the delivery of certain feasibility documentation, or after two years if the feasibility documentation has not been delivered, Wheaton may elect to terminate the Kutcho Early Deposit Agreement. If Wheaton elects to terminate, Wheaton will be entitled to a return of the portion of the $7 million paid less $1 million payable upon certain triggering events occurring.

In addition, effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (C$4 million).

Additionally, effective December 14, 2017, the Company, as lender, advanced to Kutcho $16 million (C$20 million) in exchange for a subordinated secured convertible term debt loan agreement (the “Kutcho Convertible Note”). The Kutcho Convertible Note, which has a seven-year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Under the Kutcho Convertible Note, Kutcho had the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest was payable in cash and the other half of the deferred interest could, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed four years. In the event Kutcho elected to make the second deferral, Wheaton was permitted, at its option, to convert the remaining deferred interest into common shares of Kutcho. Under an amendment to the Kutcho Convertible Debenture dated November 25, 2019, Kutcho was granted the option to defer the entire deferred interest amount for a period of four years after December 31, 2019 at an interest rate of 15% per annum and Wheaton agreed to remove its ability to convert a portion of the deferred interest into common shares of Kutcho. At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at C$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;

•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and

•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Effective November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of Cdn$1.3 million. The loan facility, which carries interest at 15% per annum, matures on December 31, 2020. The funds under the loan facility are to be used by Kutcho to advance the Kutcho project.

As of December 31, 2019, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis).

Voisey’s Bay Mine

Mine Name:	Voisey’s Bay

Operator:	Vale

Location:	Canada

Stream:	42.4% cobalt until 31M pounds then 21.2%

Term:	Life of Mine (effective Jan 1, 2021)

WPM party:	Wheaton

On June 11, 2018, the Company entered into a PMPA (the “Voisey’s Bay PMPA”) to acquire from Vale Switzerland an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Newfoundland and Labrador in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine. Wheaton paid total upfront cash consideration of $390 million for the cobalt stream in June 2018. In addition, the Company will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3% and deliveries under the contract are scheduled to begin effective January 1, 2021. The agreement also includes a completion test on underground operations measured by the throughput rate. Vale has also provided Wheaton International with a corporate guarantee.

In August 2018, the obligations under the agreement were transferred from Vale Switzerland to Vale Power SA, also a subsidiary of Vale.

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Vale made the decision on March 17, 2020 to temporarily suspend operations at the Voisey’s Bay mine to ensure the safety of local communities, which have limited to access to healthcare given their remoteness as a result of the COVID-19 virus pandemic. See “Risks Relating to the Company – Impact of Epidemics”.

See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident.

Stillwater and East Boulder Mines

Mine Name:	Stillwater & East Boulder Mines

Operator:	Sibanye-Stillwater

Location:	United States

Stream:	100% gold & 4.5/2.25/1% palladium

Term:	Life of Mine

WPM party:	Wheaton International

On July 16, 2018, Wheaton International entered into an agreement to acquire from Sibanye Gold Limited (“Sibanye-Stillwater”) from the Stillwater and East Boulder mines located in Montana, United States (collectively referred to as the “Stillwater mines”) an amount of gold equal to 100% of the gold production and an amount of palladium equal to: (i) 4.5% of Stillwater mines palladium production until 375 Koz delivered to Wheaton; (ii) thereafter, 2.25% of Stillwater mines palladium production until 550 Koz delivered to Wheaton; and, (iii) 1% of Stillwater mines palladium production thereafter for the life of mine. Wheaton International paid total upfront cash consideration of $500 million in July 2018. In addition, Wheaton International will make ongoing payments of 18% of the spot price of each of gold and palladium for each ounce of gold or palladium delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter. Wheaton International is entitled to the attributable gold production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99% and the attributable palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99.6%. Certain subsidiaries of Sibanye-Stillwater (including the owner of the Stillwater mines) have provided Wheaton International with corporate guarantees.

Metates Royalty

On August 7, 2014, the Company, through its wholly owned subsidiary Wheaton Cayman, purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for the sum of $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties. In connection with the Royalty, American Gold Metates, S. de R.L. de C.V., the owner of the Metates properties, granted Wheaton a mortgage on the Metates properties. The Royalty is currently the only royalty owned by the Company.

Competitive Conditions

The Company is the one of the largest precious metals streaming companies in the world. The Company competes with other companies for PMPAs and similar transactions. The ability of the Company to acquire additional precious metals in the future will depend on its ability to select suitable properties, be successful in any competitive process initiated by a mine operator in respect of a property, and enter into similar PMPAs. See “Description of the Business – Risk Factors – Competition” in this annual information form.

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Operations

Raw Materials

The Company purchases precious metals and cobalt pursuant to the PMPAs described under “Description of the Business – Principal Product” in this annual information form.

Sales of Principal Product

There are worldwide markets into which the Company can sell the precious metals and cobalt purchased under its PMPAs and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the precious metals or cobalt that it acquires pursuant to its PMPAs. Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. The payable silver in concentrate from the Zinkgruvan mine, the Stratoni mine and the Neves-Corvo mine and the payable silver and gold from the Minto mine is/was purchased from the Company by third-party smelters and off-takers at the worldwide market price for gold and silver.

Precious Metal Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of financial instructions such as third-party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

Employees

As of the date hereof, the Company and its subsidiaries have an aggregate of 39 employees.

Foreign Interests

In addition to Canada, the Company currently purchases or expects to be purchasing precious metals from mines in Mexico, the United States, Brazil, Greece, Sweden, Peru, Chile, Argentina, Portugal and Guyana. Any changes in legislation, regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors on the Company cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks Relating to the Mining Operations — International Operations” in this annual information form.

Significant Tax Matters

Settlement of the Canada Revenue Agency International Tax Dispute

After application of non-capital losses, the CRA Settlement results in no additional cash taxes in respect of the 2005-2010 taxation years.

On September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the CRA reassessing the Company under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Tax Act”) for a total of C$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA’s position in the Reassessments was that the transfer pricing provisions of the Tax Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005-2010 taxation years. On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada by making a required deposit of 50% of the reassessed amounts of tax, interest and penalties through posting security in the form of letters of guarantee totaling C$213 million.

On December 13, 2018, the Company announced that it reached a settlement with the CRA which provides for a final resolution of the Company’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to

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2010 taxation years related to the income generated by the Company’s foreign subsidiaries outside of Canada (the “CRA Settlement”).

Under the terms of the CRA Settlement:

•	Income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada;

•	The service fee charged by the Company for the services provided to its foreign subsidiaries will be adjusted to:

(i)	include capital-raising costs incurred by the Company for the purpose of funding streaming transactions entered into by the Company’s foreign subsidiaries; and

(ii)	increase the mark-up applied to the Company’s cost of providing services to the Company’s foreign subsidiaries, including the above capital-raising costs, from the current 20% to 30%.

•	Transfer pricing penalties in the Reassessments will be reversed. Interest will be adjusted consequentially to the adjustments described above, subject to some minor adjustments; and

•

These transfer pricing principles will also apply to all taxation years after 2010, including the 2012 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence.

The letters of guarantee totaling C$213 million posted as security for the Reassessments were cancelled on December 18, 2018 in connection with the CRA Settlement.

After the application of non-capital losses, the CRA Settlement resulted in no additional cash taxes in respect of the 2005 to 2010 taxation years. After the application of non-capital losses, for the 2005 to 2017 taxation years, the Company paid cash taxes of $4 million (Cdn$5.5 million) as well as interest and other penalties of $4.3 million (Cdn$5.9 million).

2012 – 2015 Taxation Years: Audit of International Transactions

The CRA had previously commenced audits of the Company’s international transactions covering the 2012-2015 taxation years, which are currently ongoing, and the 2016-2019 taxation years remain open to audit.

The CRA Settlement principles relative to the 2005 to 2010 taxation years also apply to taxation years after 2010, including the 2012 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company but which may have a material adverse effect on the Company or the price of the Common Shares.

2013 Taxation Year: Domestic Reassessment and Audit

The Company has received Notices of Reassessment for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of approximately $7 million.

Management believes the Company’s position that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

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U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) of the Exchange Act against our auditors (together with the “Initial Defendants, the “Defendants”).

On February 10, 2020, the parties to the Second Amended Complaint filed a stipulation of settlement with the court that, if approved by the court, will settle the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of justice against Wheaton, Randy Smallwood, President and Chief Executive Officer and Gary Brown, Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Common Shares in Wheaton’s March 2015 public offering, and (ii) acquired Common Shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter.

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Amended Revolving Credit Facilities

Wheaton’s available credit is $2.0 billion under the Revolving Facility

On February 27, 2015, each of The Bank of Nova Scotia and Bank of Montreal, as co-lead arrangers, joint book-runners and lenders, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto-Dominion Bank, as co-documentation agents and lenders, HSBC Bank Canada, MUFG Bank Ltd. (Canada Branch) (formerly The Bank of Tokyo Mitsubishi UFG Ltd.) and Export Development Canada, as Senior Managers and lenders, and Bank of America, N.A., Canada Branch, Mizuho Bank, Ltd. and National Bank of Canada, as lenders agreed with the Company to enter into a revolving facility (the “Revolving Facility”). The Revolving Facility made available credit of $2 billion with a maturity date of February 27, 2020. As part of the Revolving Facility, the financial covenants required the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Effective November 20, 2015, the Revolving Facility was amended to only include cash interest expenses for the purposes of calculating the interest coverage ratio. At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio. Effective March 18, 2016, the maturity date for the Revolving Facility was extended by one year to February 27, 2021. On February 27, 2017, the Revolving Facility was amended to extend the maturity date to February 27, 2022 and make certain other amendments, on February 27, 2018, the Revolving Facility was amended again to extend the maturity date to February 27, 2023 and on February 27, 2019 the Revolving Facility was amended again to extend the maturity date to February 27, 2024. On February 27, 2020, the Revolving Facility was amended to extend the maturity date to February 27, 2025, confirming HSBC Bank Canada was ceasing as a lender and to make certain other amendments. Effective December 31, 2019, the Company had $875 million drawn under the Revolving Facility. While the Revolving Facility is unsecured, each of Wheaton International, Wheaton Cayman and Silver Wheaton Luxembourg, as subsidiaries of the Company, have guaranteed the obligations of the Company under the Revolving Facility.

At the Market Equity Program

On March 11, 2020, the Company announced that it intends to initiate an at-the-market equity program (the “ATM Program”) that would allow the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the prevailing market price or other prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program remains subject to negotiation of definitive agreements with the Canadian and U.S. agents, filing of the prospectus supplement with the Canadian securities regulators and U.S. Securities and Exchange Commission (the “SEC”) respectively and receipt of all regulatory approvals, which conditions are anticipated to be satisfied in April. Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Details of the ATM Program will be provided upon filing of a prospectus supplement with the Canadian securities regulators and the SEC in mid April. Sales of common shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement.

Counterparty Concentration

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to counterparty concentration, including as follows:

•

The counterparty obligations under the Second Amended Salobo PMPA, the Sudbury PMPA and the Voisey’s Bay PMPA are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2019 were 47% of the Company’s total revenue;

•

The obligations under the Antamina PMPA and the Yauliyacu PMPA are guaranteed by Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2019 were 12% of the Company’s total revenue; and

•

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay. Total revenues relative to Hudbay during the year ended December 31, 2019 were 11% of the Company’s total revenue.

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See “Description of the Business – Risk Factors – Mine Operator Concentration Risk”.

Long-Term Investments

At December 31, 2019, the Company held long-term investments with a market value of approximately $309 million.

Bear Creek Mining Corporation

At December 31, 2019, Wheaton owned approximately 13.2 million common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 12.84% of the outstanding shares of Bear Creek. At December 31, 2019, the fair value of the Company’s investment in Bear Creek was approximately $27.9 million.

Sabina Gold & Silver Corp.

At December 31, 2019, Wheaton owned approximately 11.7 million common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 3.95% of the outstanding shares of Sabina. At December 31, 2019, the fair value of the Company’s investment in Sabina was approximately $17.3 million.

First Majestic Silver Corp.

During 2018, as part of the consideration for terminating the San Dimas SPA, the Company received 20,914,590 First Majestic common shares, representing approximately 11% of the outstanding shares of First Majestic. During 2019, the Company disposed of 675,000 First Majestic common shares in market sales for total proceeds of Cdn$5.0 million. At December 31, 2019, Wheaton owned approximately 20.2 million First Majestic common shares, representing 9.73% of the outstanding shares of First Majestic. At December 31, 2019, the fair value of the Company’s investment in First Majestic was $248 million.2

Kutcho Copper Corp.

At December 31, 2019, Wheaton owned approximately 7.2 million common shares of Kutcho, representing approximately 10% of the outstanding shares of Kutcho on a non diluted basis. At December 31, 2019, Wheaton also owned warrants to acquire an additional 4.1 million common shares and the Kutcho Convertible Note and as a result, on a fully diluted basis Wheaton has the potential to own 29% of Kutcho common shares (approximately 37% of the common shares of Kutcho on a non fully diluted basis). As a result of this potential ownership position, Wheaton has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate under accounting rules.

Other

At December 31, 2019, Wheaton owned common shares of a number publicly-traded mineral exploration, development, technology and mining companies, including:

•

Tradewind Markets, Inc. – On April 25, 2018, Wheaton participated in a strategic private placement with Tradewind Markets, Inc. (“Tradewind”), a private financial technology company that uses blockchain to speed up and streamline digital gold trading.

•

Adventus Zinc Corporation – On July 17, 2018, Wheaton acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction for total consideration of C$6 million, which shares are subject to certain resale restrictions. Concurrently, Wheaton International paid an additional C$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the existing Adventus properties located in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador. Adventus has announced a proposed change of its name to Adventus Mining Corporation to be approved by shareholders.

•

MineHub Technologies Inc. – On December 17, 2018, the Company acquired 1,500,000 common shares of MineHub Technologies Inc. as founder’s equity received by a syndicate of industry partners. MineHub is a technology company seeking to develop a new generation of cost saving applications for the metals

[2]	The First Majestic Shares are subject to volume selling restrictions.

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and mining industry, including using blockchain technology to help improve operational efficiencies, logistics and financing and reduce costs in the high-value mineral concentrates supply chain.

•

Caldas Gold Corp. – On December 18, 2019, the Company acquired 1,000,000 subscription receipts in Caldas Finance Corp. (“Caldas Finance”). Upon the successful (i) transfer of the Marmato project assets located in Colombia by Gran Colombia Gold Corp. to Caldas Finance and (ii) completion of a reverse takeover transaction between Caldas Finance and Bluenose Gold Corp. to form a new public company, Caldas Gold Corp., the subscription receipts were automatically converted into common shares and warrants of Caldas Gold Corp. on February 28, 2020.

At December 31, 2019, the fair value of all long-term investments other than Bear Creek, Sabina, First Majestic and Kutcho was approximately $16 million. As these other long-term investments represent less than 10% of the outstanding shares of each of the respective companies and are not considered material to Wheaton’s overall financial position, these investments are not separately identified in this annual information form.

Environment, Sustainability and Corporate Social Responsibility

Environmental and Sustainability Policy

Under its environmental and sustainability policy, the Company is committed to the protection of life, health, and the environment for present and future generations. Wheaton is dedicated to providing a safe workplace for all employees, officers, directors, consultants, and visitors, in addition to conducting business in a manner that utilizes best practices to minimize the impact of operations on the environment. Our commitments include:

•	Reducing the environmental footprint of our offices by locating them in facilities that have energy efficiency features, reduce water, and manage waste.

•	Promoting the development and implementation of effective, realistic systems to minimize risks to health, safety and the environment.

•	Developing and maintaining a culture of environmental responsibility and awareness.

•	Communicating openly with employees and other stakeholders on our environmental plans, programs and performance through recognized reporting frameworks.

•	Proactively engage in community development programs to ensure communities are sustainable throughout the mine life cycle.

•	Using environmentally sound technologies to continuously improve the safe, efficient use of resources, processes and materials.

•	Considering additional ways to minimize and mitigate our environmental impact through available resources.

•	Supporting environmental and/or conservation initiatives and organizations that are aligned with Wheaton’s values.

The Governance and Sustainability Committee of the Board is responsible for overseeing the environmental and sustainability policy.

Corporate Social Responsibility

Wheaton’s Corporate Social Responsibility (“CSR”) programs are focused on the communities where the Company’s offices are based as well as the communities near the mines from which Wheaton has attributable precious metals production.

Wheaton encourages its employees to contribute their time, resources, and skills to charitable organizations through volunteering and participation in fundraisers, community events, and related activities. Employees are eligible for charitable activity leave each year in addition to employee donation matching programs that promote involvement in charitable fundraising initiatives. As the Company continues to evolve, additional policies will be developed to ensure the highest standards of health, safety, and environmental management are met.

Wheaton has adopted a community investment program under which a portion of Wheaton’s net income is donated to charitable organizations and initiatives that help improve and strengthen communities both locally and internationally. Wheaton’s community investment program has two components: the Partner CSR Program, which was initiated in 2014 and

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has an international focus, and the Local CSR program, which supports organizations in the communities where our offices are located. The Company targets 1.5% of the average of the previous four years’ net income for these programs, with 1% going towards the Partner CSR Program and the remainder to local initiatives.

Through the Partner CSR Program, Wheaton supports long-term, sustainable benefits to the communities where these mining operations are located by providing financial support for CSR projects managed by the Company’s partners. Notably in 2019, the Company supported 14 projects with four partners. The various programs focus on health, education, community engagement and entrepreneurial opportunities in the regions where our partners operate including Brazil, Peru, Canada, and Mexico.

Through the Local CSR Program, Wheaton has supported a wide variety of charities and causes over the years including the BC Cancer Foundation, Canadian Cancer Society, Special Olympics BC, Nature Trust of British Columbia and several others. In addition, Wheaton International has been the lead donor for the Special Needs Foundation Cayman since 2017, an organization dedicated to supporting children with special needs. Wheaton’s contributions have helped fund the opening of an inclusion training and community centre called Our House, which offers a full range of supportive and educational services.

To demonstrate Wheaton’s commitment to corporate sustainability, Wheaton joined the United Nations (“UN”) Global Compact in September 2019. As a participant, Wheaton has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, and to take actions that support broader UN goals, including the Sustainable Development Goals. Additionally, Wheaton is a signatory of the World Gold Council’s Responsible Gold Mining Principles and Conflict-Free Gold Standard.

Environmental Commitment

Wheaton recognizes the importance of taking action on climate change. As part of the Carbon Disclosure Project, the Company measured its total greenhouse gas emissions, reduced them where possible, and offset the difference through Offsetters, Canada’s leading carbon management solutions provider. Wheaton has contributed to projects that prevent the equivalent amount of emissions from entering the atmosphere. Since 2016, Wheaton has maintained its status as a carbon neutral company.

Environmental, Social and Governance Investment Principles

Wheaton is not involved in nor does it control the operational decisions of mine projects by third-party operators; however, Wheaton is indirectly exposed to environmental, social and governance (“ESG”) and other risks arising from these mine projects. Wheaton has adopted Investment Principles to Wheaton’s approach to evaluating potential streaming transactions as well as monitoring existing streaming agreements. The purpose of these principles is to identify third party independent mining companies that appropriately manage their ESG and other risks in order to minimize Wheaton’s indirect exposure to those risks. Details concerning these investment principles can be found on Wheaton’s website at www.wheatonpm.com/responsibility.

Human Rights Policies

Our human rights policies are contained in Wheaton’s Code of Business Conduct and Ethics (the “Code”). Our human rights policies recognize that while government has the primary responsibility to protect human rights, it is the responsibility of businesses to support and respect the protection of internationally proclaimed human rights. Our human rights policies also outline our commitment to support and respect human rights in our own operations and complying with the laws of countries in which we do business. Our commitment is guided by Canadian laws respecting human rights as well as international statements on human rights including the United Nations Guiding Principles on Business and Human Rights. Our human rights policies also outline Wheaton’s commitment to seek to emphasize the rights of vulnerable groups impacted by its operations, including women, children and indigenous peoples.

During 2019, the Code was updated to better align our policies with the UN Global Compact by adding provisions outlining our commitment to fair practice and freedom of association, collective bargaining and our support for the abolition of forced labour and child labour, as well as other provisions.

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Anti-Bribery and Anti-Corruption Policies

Our anti-bribery and anti-corruption policies are contained in our Code. Our anti-bribery and anti-corruption policies outlines the obligations and requirements that must be met by all of our employees, officers and directors as well as third-party contractors working on our behalf. These include prohibitions against bribery, facilitation payments, money laundering as well as gifts to public officials and institutions.

Partner/Supplier Code of Conduct

Wheaton believes that it is our responsibility to parter with suppliers that share our commitment to sustainable development and the standards set out in our partners/supplier code of conduct. Our partner/supplier code of conduct requires that our suppliers, including our streaming partners, meet or exceed certain standards of business practice which include compliance with applicable law, business ethics and integrity, health and safety, human rights and labour standards and environment and sustainability. Wheaton will show preference for those suppliers who are able to demonstrate alignment with the standards contained in the partner/supplier code of conduct.

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Risk Factors

The operations of the Company are speculative due to the nature of its business which is the purchase of precious metals and/or cobalt production from producing mining companies. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices and Commodity Markets

The price of the Common Shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its of revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines, silver at the Loma de La Plata zone of the Navidad project, gold at the Toroparu project, palladium at the Stillwater mines and therefore, the economic cut-off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Impact of Epidemics

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations, including the novel COVID-19 virus pandemic. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, such as the COVID-19 virus pandemic, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infection disease risks. Accordingly, any outbreak or

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threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows.

As of March 27, 2020, all of the Mining Operations are currently running normally with no suspensions or disruptions with the exception of the Yauliyacu mine, the Constancia mine and Voisey’s Bay mine.

Vale made the decision on March 17, 2020 to temporarily suspend operations at the Voisey’s Bay mine as a result of the COVID-19 virus pandemic to ensure the safety of local communities, which have limited to access to healthcare given their remoteness. As Wheaton is not scheduled to begin receiving cobalt from the Voisey’s Bay mine until January 1, 2021, Wheaton does not currently expect this temporary shutdown to affect future deliveries.

On March 20, 2020, Hudbay announced a temporary shutdown of operations at the Constancia mine as a result of the limited availability of certain critical mining supplies due to the COVID-19 virus pandemic. Total revenues relative to the Constancia mine PMPA were 8% and 6% of the Company’s total revenue for the years ended December 31, 2019 and December 31, 2018, respectively; operating cash flows from the Constancia mine PMPAs represented approximately 9% and 7% of the Company’s operating cash flows for the years ended December 31, 2019 and December 31, 2018, respectively; and as at December 31, 2019, the Constancia mine PMPA proven and probable precious metal reserves represented approximately 6% of the Company’s total proven and probable gold-equivalent ounces (“GEO”) reserves, measured and indicated precious metals represented approximately 5% of the Company’s GEO measured and indicated precious metals and inferred precious metals represented approximately 1% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals under the Constancia mine PMPA, Wheaton’s reserves and resources would be reduced and Wheaton’s forecasted gold equivalent production for 2020 would be lowered by 6% and average five year forecasted gold equivalent production for 2020-2024 would be lowered by 10%, leading to a corresponding reduction to its revenue, net earnings and cash flows.

On March 24, 2020 Glencore reported that it had put the Yauliyacu mine on care and maintenance in response to the Peruvian emergency decree related to the COVID-19 virus pandemic. Total revenues relative to the Yauliyacu mine PMPA were 3% and 4% of the Company’s total revenue for the years ended December 31, 2019 and December 31, 2018, respectively; operating cash flows from the Yauliyacu mine PMPAs represented approximately 3% and 3% of the Company’s operating cash flows for the years ended December 31, 2019 and December 31, 2018, respectively; and as at December 31, 2019, the Yauliyacu mine PMPA proven and probable precious metal reserves represented approximately 2% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals represented approximately 6% of the Company’s GEO measured and indicated precious metals and inferred precious metals resources represented approximately 13% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals under the Yauliyacu mine PMPA, Wheaton’s reserves and resources would be reduced and Wheaton’s forecasted gold equivalent production for 2020 and average five year forecasted gold equivalent production for 2020-2024 would be lowered by 4%, leading to a corresponding reduction to its revenue, net earnings and cash flows.

We are closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on the Mining Operations and our own operations. However, this pandemic is evolving rapidly and its effects on the Mining Operations and our own operations are uncertain. It is possible that in the future operations at other Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on our business, financial condition, results of operations and cash flows. In addition, the impact of the COVID-19 virus pandemic on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on our business, financial condition, results of operations and cash flows.

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Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations”.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the precious metals purchase agreement, exceed the revenues from operations.

Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, including Wheaton International which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company, the price of the Common Shares.

Due to the size, complexity and nature of the Company’s operations, various tax matters are outstanding from time to time, including audits and disputes. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company. See “Description of the Business – Operations – Significant Tax Matters” for further details on existing audits and disputes.

The CRA Settlement principles relative to the 2005 to 2010 taxation years also apply to taxation years after 2010, including the 2012 to 2015 taxation years which are currently under audit, and on a go forward basis, subject to there being

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no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company but which may have a material adverse effect on the Company or the price of the Common Shares. See “Description of the Business – Operations – Significant Tax Matters” for further details in respect of the CRA Settlement.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; and (vi) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.

See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident. See “Description of the Business – Principal Product – Stillwater and East Boulder Mines – Operational Update Relative to Sibanye-Stillwater” for disclosure regarding the AMCU strike action. See also “Description of the Business – Principal Product – San Dimas – Mexican Tax Update” for further details in respect of the legal claim by Mexican tax authorities in respect of the San Dimas mine.

See also “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Mine Operator Concentration Risk”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations” and “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks”.

Mine Operator Concentration Risk

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to mine operator concentration risk, including those set out under the heading “Description of the Business – Operations – Counterparty Concentration”.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators or the Mining Operations, there could be a material adverse impact on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale were 47% and 45% of the Company’s total revenue for the years ended December 31, 2019 and December 31, 2018, respectively; operating cash flows from the PMPAs with Vale represented approximately 57% and 51% of the Company’s operating cash flows for the years ended December 31, 2019 and December 31, 2018, respectively; and as at December 31, 2019, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 50% of the Company’s total proven and probable gold-equivalent ounces (“GEO”) reserves, measured and indicated precious metals and cobalt resources represented approximately 14% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt

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resources represented approximately 13% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2020 and average five year forecasted gold equivalent production for 2020-2024 would be lowered by 43 and 41% respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

See also “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks”.

Indebtedness and Guarantees Risk

As of December 31, 2019, the Company had $875 million drawn under the Revolving Facility. As a result of this indebtedness, the Company is required to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of our Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the Common Shares.

In addition, each of Wheaton International, Wheaton Cayman and Silver Wheaton Luxembourg, as subsidiaries of the Company, have guaranteed the obligations of the Company under the Revolving Facility. See “Description of the Business – Operations – Amended Revolving Credit Facility” for further details. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign

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exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future.

Litigation Claims and Proceedings

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in securities class action complaints in the United States and Canada. See “Description of the Business – U.S. Shareholder Class Action” and Description of the Business – Canadian Shareholder Class Action”.

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Security Over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to enforce its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs.

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Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2019, the trading price of the Common Shares on the NYSE has ranged from a low of $18.54 per share to a high of $30.90 per share and on the TSX has ranged from a low of C$24.75 per share to a high of C$40.95 per share. The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including: any future offerings of the Common Shares pursuant to the ATM Program or otherwise, and other factors identified in this annual information form.

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Common Shares, regardless of the Company’s operating performance. The variables which are not directly related the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Common Shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made its common share price volatile and suggests that the Common Share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – U.S. Shareholder Class Action” and “Description of the Business – Canadian Shareholder Class Action”.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long- term equity investments in other companies, including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. See “Description of the Business – Long Term Investments”.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2019, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 4.07% (2018 – 3.57%).

During the years ended December 31, 2019 and December 31, 2018, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $11 million and $10 million, respectively.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company and its subsidiaries have an aggregate of 39 employees, and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees, including executives, may adversely affect its business and future operations.

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Activist Shareholders

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Information Systems and Cyber Security

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber attacks or other data/information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

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Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Adequacy of Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s internal controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. The Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Mining Operations

Commodity Price Fluctuations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Impact of Epidemics

See “Risk Factors – Risks Relating to the Company – Impact of Epidemics” for risks relating to emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases (including the novel COVID-19 virus pandemic) at the Mining Operations.

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Mineral Reserve and Mineral Resource Estimates

The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, short-term operating factors or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources. For example, the Mining Operations may base their estimates of mineral reserves and/or mineral resources on commodity prices that may be higher than spot commodity prices. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection, by political and economic stability and by a social license to operate in a particular jurisdiction. Any of these factors may require operators of Mining Operations to reduce their mineral reserves and mineral resources, which may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. It should not be assumed that any part or all of the mineral resources on properties underlying the Company’s streaming transactions constitute or will be converted into mineral reserves. See “Technical Information – Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates.”

Production Forecasts

The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve the production forecasts currently anticipated. If the Company’s production forecasts prove to be incorrect, it may have a material adverse effect on the Company.

Governmental Regulations

The Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or

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operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

With respect to the Argentinean federal glacier protection law and other environmental matters relating to the Pascua-Lama project, see “Description of the Business — Principal Product – Pascua-Lama Project”. See also “Description of the Business – Principal Product – Peñasquito Mine”.

International Operations

The operations at the San Dimas mine, the Los Filos mine and the Peñasquito mine are located in Mexico, the operations at the Salobo mine are located in Brazil, the operations at the Zinkgruvan mine are located in Sweden, the operations at the Yauliyacu mine, the Constancia mine, the Antamina mine and the Cotabambas project are located in Peru, the operations of the Stratoni mine are located in Greece, the operations at the Rosemont project and Stillwater mines are located in the United States, the operations of the Keno Hill project, the Minto mine, the 777 mine, the Sudbury mines, the Kutcho project and the Voisey’s Bay project are located in Canada, the operations of the Pascua-Lama project are located in Chile and Argentina, the operations of the Loma de La Plata project is located in Argentina, the operations at the Toroparu project are located in the Republic of Guyana, and the operations of the Neves-Corvo mine and the Aljustrel mine are located in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, outbreak of disease or epidemics, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina, Peru and Greece are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in additional taxes, costs, fines, penalties or other expenses being levied on the Mining Operations, as well as other potential adverse consequences such as economic impacts on the Mining Operations, loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

For example, in February 2016, Primero (the then owner of the San Dimas mine) announced that its Mexican subsidiary, PEM, received a legal claim from the Mexican tax authorities, SAT, seeking to nullify the APA. As disclosed by First Majestic in its MD&A for the period ended December 31, 2019, if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties. In the event that First Majestic (i) is unable to defend the validity of the APA, (ii) is unable to pay taxes in Mexico based on realized silver prices, and/or (iii) the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of First Majestic, then, in Wheaton’s opinion (i) First Majestic may be unable to deliver some or all of the silver ounces due under the San Dimas PMPA; (ii) First Majestic may otherwise default in its obligations under the San Dimas PMPA; or (iii) First Majestic may cease operations at San Dimas if it is uneconomic to continue to operate the mine. As a result, any of these or other adverse financial or operational consequences on First Majestic may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows.

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In its operating and financial results for the period ending December 31, 2019, Sibanye-Stillwater has reported that a strike called by the AMCU on November 21, 2018 and lasted approximately five months had a significant financial impact. See “Description of the Business – Principal Product – Stillwater and East Boulder Mines – Operational Update Relative to Stillwater-Sibanye”.

See also “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Credit and Liquidity Risk”.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations or on the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs.

Exploration, Development, Operating, Expansion and Improvements Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; (viii) result in the loss of insurance coverage; or (ix) result in the loss of a social license to operate. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.

While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the long term consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident. See also “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Company – Mine Operator Concentration Risk” and “Risks Relating to the Mining Operations – International Operations”.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted. There can be no assurances that Mining Operations will be established or that the Mining Operations, which are not currently in production, will be brought into a state of commercial production.

While these risks exist for all Mining Operations, these risks are heightened with Early Deposit interests in which the Company invests prior to the production of a final feasibility study. In such a case, there can be no assurances that the

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Company will be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the precious metals purchase agreement where Mining Operations are not established or not brought into a state of commercial production.

Where precious metal is acquired from the mine operator in concentrate form, generally the risk of loss of such precious metal remains with the mine operator until it is acquired by third-party smelters or traders. However, delivery of such concentrates by a mine operator to such third-party smelters or traders is subject to a high level of environmental and financial risks, including delays in delivery of shipments, road blocks, political unrest, outbreak of disease or epidemics, terrorism, theft, weather conditions and environmental liabilities in the event of an accident or a spill. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of delivery of concentrate to third-party smelters or traders and have a material adverse effect on the Company and the trading price of the Company’s securities.

Environmental Regulation and Climate Change

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations, and consequently, the results of Wheaton’s operations. Failure by the operators of the Mining Operations to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in Mining Operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Mining Operations, Wheaton’s reputation and could adversely affect Wheaton’s results of operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Wheaton acknowledges international and community concerns around climate change. Wheaton supports initiatives consistent with international initiatives on climate change. Wheaton also acknowledges the increase in the introduction of climate change legislation and treaties at the international, national, state/provincial and local levels. Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Wheaton expects that increased government regulation will result in increased costs at some Mining Operations if the current regulatory trend continues.

All of Wheaton’s PMPAs are exposed to climate-related risks through the Mining Operations. Climate change could result in challenging conditions and extreme weather that may adversely affect the Mining Operations and there can be no assurances that Mining Operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors. Climate-related risks could also result in shifts in demand for certain commodities, including precious metals and cobalt. While Wheaton will consider certain environmental and climate factors in its decision to proceed with a streaming transaction, Wheaton may not be able to accurately predict which Mining Operations will be subject to climate-related risks or the quantum of such risks. Wheaton’s own operations are exposed to climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however Wheaton’s operations may be adversely affected by climate change factors, including extreme weather.

Licenses, Permits, Approvals and Rulings

The Mining Operations are subject to receiving and maintaining licenses, permits, approvals and rulings from appropriate governmental authorities. Changes in laws and regulations or in the granting or renewal of licenses, permits, approvals and rulings could have a material adverse impact on the revenue the Company derives from the Mining Operations. There can be no assurance that such licenses, permits, approvals or rulings will continue to be obtained, that delays will not occur in connection with obtaining all necessary renewals of such licenses, permits, approvals or rulings for the existing operations, or that additional licenses, permits, approvals or rulings for any possible future changes to operations or additional

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permits associated with new legislation will be obtained. Prior to any development on any of these properties, licenses and permits from appropriate governmental authorities may be required. Such licenses and permits are subject to change and legal challenge in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all licenses and permits necessary to develop or continue operating at any particular property or successfully respond to any legal challenge to any such licenses or permits. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the Mining Operations. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Company and the trading price of the Company’s securities.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with development projects.

Compliance with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure and Employees

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations. There is no assurance that the Mining Operations will be able to secure adequate infrastructure going forward or on reasonable terms.

The ability of the owners and operators of properties to hire and retain geologists and persons with mining expertise is key to those operations. Changes in legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the Company.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life of mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of precious metals or cobalt will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

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Land Title and Indigenous Peoples

A defect in the chain of title to any of the properties underlying the Mining Operations or necessary for the anticipated development or operation of a particular project to which an interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a Mining Operation to the detriment of the Company’s interests. No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the PMPAs.

Various international and national, state and provincial laws, codes, regulations, resolutions, conventions, guidelines, treaties, and other materials relate to the rights of indigenous peoples. Some of the Mining Operations are located in areas presently or previously inhabited or used by indigenous peoples. Many of these laws impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national laws pertaining to indigenous people continue to evolve and be defined and their impact may be uncertain. One or more groups of indigenous people may oppose continued operation, further development, or new development of the Mining Operations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the activities at the Mining Operations. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of the Mining Operations.

San Dimas Ejidos – Primero/First Majestic has noted that three of the properties included in the San Dimas mine are subject to legal proceedings commenced by Ejidos seeking title to the property. Primero/First Majestic has indicated that the proceedings were initiated against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayolita Property Public Registry as co-defendant. Primero/First Majestic has indicated that in 2015, two of the legal proceedings were decided in favour of the Ejidos, resulting in Primero/First Majestic gaining standing rights as an affected third party. Primero/First Majestic has disclosed that it obtained injunctions to suspend any legal effect of the decision while it proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero/First Majestic’s legal title. Primero/First Majestic has indicated that in February 2017 and April 2017 that two of the two legal processes to nullify the Ejidos’ claim was decided in favour of Primero/First Majestic which have been appealed by the relevant Ejido. Primero/First Majestic has indicated that the third legal proceeding commenced by the Ejidos has not been decided and Primero/First Majestic remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero/First Majestic has indicated that it will seek to annul such decision by defending its position as the legitimate owner. Primero/First Majestic has indicated that the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

Constancia Consulta Previa Law – As per Hudbay’s MD&A for the year ended December 31, 2019 Hudbay confirmed that it had reached agreement with the community of Chilloroya with respect to Pampacancha surface rights. Peru’s Consulta Previa law requires additional consultation between the Peruvian government and the local community before work can begin. Hudbay states that they expect that ore production at Pampacancha will begin in 2020. Assuming ore production at Pampacancha does not begin until 2020, the Company will be entitled to receive an additional 8,020 ounces of gold in 2020 relative to the Constancia PMPA, with the deliveries to be made in quarterly installments, of which 8,020 ounces were received during 2019 and reported as production.

For additional information regarding these matters, see “Description of the Business — Principal Product — Peñasquito Mine, “Description of the Business – Principal Product – San Dimas Mine” and “Description of the Business – Principal Product – Constancia Mine”.

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Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Permitting, Construction, Development and Expansion Risk

The Salobo mine, the Peñasquito mine, the Keno Hill mines, the Voisey’s Bay mine, the Pascua-Lama project, the Loma de La Plata project, the Rosemont project, the Constancia mine, the Victor mine, the Aljustrel mine, the Toroparu project, the Kutcho project and the Cotabambas project are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all. See “Description of the Business – Principal Product – Salobo Mine”, “Description of the Business – Principal Product – Constancia Mine” and “Description of the Business – Principal Product – Peñasquito Mine”.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities, as well as a result of the COVID-19 virus pandemic. Global financial conditions could suddenly and rapidly destabilize in response to existing and future events, including the COVID-19 virus pandemic, as government authorities may have limited resources to respond to existing or future crises. Global capital markets have continued to display increased volatility in response to global events, including the COVID-19 virus pandemic. Future crises may be precipitated by any number of causes, including natural disasters, epidemics (such as the COVID-19 virus pandemic), geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the operators of the properties in which the Company holds streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including as a result of the COVID-19 virus pandemic, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Mining Operations have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”) or in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

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The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are established with sufficient confidence to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

The term “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The term “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in the Company’s annual information form and Form 40-F, copies of which are, or will be, available at www.sedar.com or www.sec.gov.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (gold, silver, palladium and/or cobalt) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to gold, silver, palladium and/or cobalt produced from such mines, as of December 31, 2019, unless otherwise noted. The tables are based on information available to the Company as of the date of this annual information form, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website:

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Proven & Probable Reserves Attributable to Wheaton (1,2,3,8,25)

As of December 31, 2019 unless otherwise noted (6)	Proven			Probable			Proven & Probable
	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Process Recovery (7) %
GOLD
Salobo (75%) (10)	237.1	0.30	2.30	624.3	0.32	6.42	861.3	0.32	8.73	68%
Sudbury (70%) (11)	12.8	0.52	0.21	20.3	0.44	0.29	33.0	0.47	0.50	77%
Constancia (50%)	227.1	0.06	0.43	39.8	0.06	0.08	266.9	0.06	0.51	61%
Stillwater (12,13)	6.4	0.46	0.10	41.9	0.47	0.63	48.3	0.47	0.73	69%
San Dimas (25%) (14)	0.5	4.38	0.07	0.8	3.12	0.08	1.3	3.59	0.15	95%
777 (50%)	1.1	2.01	0.07	0.2	1.75	0.01	1.3	1.96	0.08	59%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	77%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	—	—	—	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%

TOTAL GOLD			3.31			8.06			11.37

SILVER
Peñasquito (25%) (10)	27.4	38.1	33.6	83.0	31.6	84.2	110.4	33.2	117.8	85%
Antamina (33.75%) (11,19)
Copper	50.0	6.0	9.6	36.1	8.1	9.4	86.1	6.9	19.1	71%
Copper-Zinc	25.7	14.0	11.5	33.1	13.1	13.9	58.7	13.5	25.5	71%
Constancia	441.2	2.9	40.9	85.0	3.8	10.3	526.2	3.0	51.2	70%
Neves-Corvo
Copper	4.6	36.0	5.3	23.3	32.0	24.0	27.9	32.7	29.3	24%
Zinc	4.2	75.0	10.1	25.5	62.0	50.8	29.7	63.8	60.9	30%
Zinkgruvan
Zinc	4.9	84.0	13.3	5.9	81.0	15.4	10.8	82.4	28.6	83%
Copper	2.5	32.0	2.6	0.2	40.0	0.3	2.7	32.6	2.9	70%
Yauliyacu (20)	1.7	109.0	6.0	7.4	120.0	28.5	9.1	117.9	34.5	83%
San Dimas (25%) (14)	0.5	312.5	4.8	0.8	327.2	8.4	1.3	321.7	13.2	94%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Aljustrel (23)	8.7	54.1	15.2	6.7	51.7	11.2	15.5	53.1	26.4	110%
Stratoni	—	—	—	0.8	154.0	3.8	0.8	154.0	3.8	80%
777	2.1	27.0	1.8	0.5	26.0	0.4	2.6	26.8	2.2	48%
Minto	0.4	3.4	0.0	2.0	6.0	0.4	2.4	5.6	0.4	78%
Keno Hill (25%)
Underground	—	—	—	0.3	804.5	7.6	0.3	804.5	7.6	96%
Rosemont (21)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	—	—	—	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%

TOTAL SILVER			224.8			318.0			542.8

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PALLADIUM
Stillwater (4.5%) (12,13)	0.2	13.40	0.09	1.3	13.51	0.57	1.5	13.49	0.66	92%

TOTAL PALLADIUM			0.09			0.57			0.66

COBALT
Voisey’s Bay (42.4%) (11,22)	4.8	0.14	14.6	6.6	0.13	18.1	11.4	0.13	32.7	84%

TOTAL COBALT			14.6			18.1			32.7

See Notes Below.

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Measured & Indicated Resources Attributable to Wheaton (1,2,3,4,5,9,25)

	Measured			Indicated			Measured & Indicated
As of December 31, 2019 unless otherwise noted (6)	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
GOLD
Salobo (75%) (10)	0.9	0.42	0.01	144.2	0.31	1.44	145.1	0.31	1.45
Sudbury (70%) (11)	0.8	0.90	0.02	8.5	0.51	0.14	9.3	0.54	0.16
Constancia (50%)	67.1	0.05	0.10	80.2	0.04	0.11	147.2	0.04	0.21
777 (50%)	0.2	1.97	0.01	0.1	1.57	0.004	0.3	1.86	0.02
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,24)	—	—	—	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	—	—	—	6.7	0.62	0.13	6.7	0.62	0.13

TOTAL GOLD			0.22			2.46			2.68

SILVER
Peñasquito (25%) (10)	9.3	26.7	8.0	76.0	24.6	60.0	85.3	24.8	68.0
Antamina (33.75%) (11,19)
Copper	30.7	7.0	6.9	105.3	8.0	27.1	136.0	7.8	34.0
Copper-Zinc	9.8	21.0	6.6	44.9	18.0	26.0	54.7	18.5	32.6
Constancia	134.1	2.0	8.8	160.3	2.0	10.3	294.4	2.0	19.1
Neves-Corvo
Copper	5.5	49.0	8.6	29.5	50.1	47.5	35.0	49.9	56.2
Zinc	6.9	63.4	14.2	36.1	56.6	65.7	43.1	57.7	79.8
Zinkgruvan
Zinc	2.7	65.4	5.7	8.1	70.9	18.4	10.8	69.5	24.1
Copper	2.0	34.8	2.2	0.3	35.7	0.3	2.2	34.9	2.5
Yauliyacu (20)	5.3	115.0	19.5	8.6	132.0	36.7	13.9	125.6	56.2
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Aljustrel (23)	7.0	55.8	12.6	10.0	52.1	16.7	17.0	53.6	29.3
Stratoni	—	—	—	0.1	186.0	0.8	0.1	186.0	0.8
777	0.4	25.4	0.3	0.1	26.4	0.1	0.5	25.7	0.4
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Rosemont (21)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	—	—	—	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	—	—	—	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	—	—	—	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,24)	—	—	—	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	—	—	—	6.7	27.3	5.9	6.7	27.3	5.9

TOTAL SILVER			143.5			593.1			736.6

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [51]

COBALT
Voisey’s Bay (42.4%) (11,22)	—	—	—	1.4	0.05	1.6	1.4	0.05	1.6

TOTAL COBALT			—			1.6			1.6

See Notes Below.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [52]

Inferred Resources Attributable to Wheaton (1,2,3,4,5,9,25)

	Inferred
As of December 31, 2019 unless otherwise noted (6)	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
GOLD
Salobo (75%) (10)	132.1	0.29	1.22
Sudbury (70%) (11)	5.0	0.54	0.09
Constancia (50%)	46.6	0.06	0.09
Stillwater (12,13)	86.1	0.45	1.24
San Dimas (25%) (14)	1.5	3.58	0.17
777 (50%)	0.1	3.11	0.01
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	10.7	0.26	0.09
Metates Royalty (18)	0.3	0.39	0.003

TOTAL GOLD			4.16

SILVER
Peñasquito (25%) (10)	48.4	26.0	40.4
Antamina (33.75%) (11,19)
Copper	232.7	9.0	67.3
Copper-Zinc	106.3	16.0	54.7
Constancia	93.2	3.4	10.3
Neves-Corvo
Copper	12.9	34.8	14.5
Zinc	3.8	62.0	7.6
Yauliyacu (20)	13.8	251.0	111.4
Zinkgruvan
Zinc	19.8	82.0	52.2
Copper	0.3	31.0	0.3
San Dimas (25%) (14)	1.5	340.9	16.1
Stratoni	1.6	169.0	8.5
777	0.2	40.0	0.3
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	14.0	48.4	21.8
Keno Hill (25%)
Underground	0.4	454.6	6.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [53]

Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	10.7	21.5	7.4
Metates Royalty (18)	0.3	9.5	0.1

TOTAL SILVER			491.0

PALLADIUM
Stillwater (4.5%) (12,13)	0.9	12.77	0.35

TOTAL PALLADIUM			0.35

COBALT
Voisey’s Bay (42.4%) (11,22)	4.0	0.11	9.3

TOTAL COBALT			9.3

See Notes Below.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [54]

Notes on Mineral Reserves & Mineral Resources:

(1)

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

(2)

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

(3)	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

(4)

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6)

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2019 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Minto mine are reported as of December 31, 2018.

b.	Mineral Resources for Aljustrel’s Estaçao project are reported as of December 31, 2007.

c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

d.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek projects as of March 29, 2017 and Bermingham projects as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

e.	Mineral Resources for the Kutcho project are reported as of February 22, 2019 and Mineral Reserves are reported as of June 15, 2017.

f.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

g.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

h.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2019.

i.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

j.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

k.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2019.

l.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

(7)

Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

(8)	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for the Moinho and Feitais mines.

b.	Antamina mine – $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.

c.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.	Keno Hill project – $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

e.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

f.	Los Filos mine – $1,200 per ounce gold and $4.39 per ounce silver.

g.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

h.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

i.

Neves-Corvo mine – 1.4% copper cut-off for the copper Mineral Reserves and 5.4% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

j.	Peñasquito mine – $1,200 per ounce gold, $16.00 per ounce silver, $0.95 per pound lead and $1.20 per pound zinc.

k.	Rosemont project – $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

m.	San Dimas mine – $1,350 per ounce gold and $17.50 per ounce silver.

n.	Stillwater mines – combined platinum and palladium cut-off of 6.8 g/t.

o.	Stratoni mine – 13.5% zinc equivalent cut-off assuming $11.42 per ounce silver, $0.91 per pound lead and $1.09 per pound zinc.

p.	Sudbury mines – $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.	Voisey’s Bay mines:

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [55]

i.	Ovoid and SE Extension Mineral Reserves – Cdn $20.56 per tonne assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.

ii.	Reid Brook Mineral Reserves – $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

iii.	Eastern Deeps Mineral Reserves – $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.14 per pound cobalt.

s.	Yauliyacu mine – $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.

t.

Zinkgruvan mine – 5.4% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

u.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

(9)	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for Feitais and Moinho mines and 4.0% zinc cut-off for the Estação project.

b.	Antamina mine – $3.30 per pound copper, $1.23 per pound zinc, $10.00 per pound molybdenum and $19.95 per ounce silver.

c.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek – Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham – Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.2% copper equivalent cut-off assuming $3.00 per pound copper, $1.25 per pound zinc, $1,350 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine – $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine – $1,400 per ounce gold, $20.00 per ounce silver, $1.15 per pound lead and $1.45 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

p.	San Dimas mine – $1,450 per ounce gold and $18.50 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – Geologically constrained to massive sulfide contacts.

s.	Sudbury mines – $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources – $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

ii.	Discovery Hill Mineral Resources – $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $19.95 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 4.5% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

(10)	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Peñasquito – Newmont’s December 31, 2019 Resources and Reserves report (https://s2.q4cdn.com/575378270/files/doc_news/2020/updated/Newmont-Reports-2019-Reserves-and-Resources_Final.pdf).

b.	Salobo – The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [56]

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

(11)

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interest and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

(12)

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

(13)

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

(14)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

(15)

The Company’s agreement with Gold X Mining Corp. is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

(16)

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

(17)

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

(18)	On August 7, 2019, Chesapeake Gold Corp (Chesapeake) exercised their option to re-acquire two-thirds of the Royalty (1%), reducing the Company’s net smelter return royalty to 0.5%.

(19)

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

(20)

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

(21)	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

(22)

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

(23)	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

(24)

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

(25)

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [57]

FURTHER DISCLOSURE REGARDING MINERAL PROJECTS ON MATERIAL PROPERTIES

PEÑASQUITO MINE, MEXICO

The Peñasquito mine, wholly-owned by Newmont, is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore.

The following description of the Peñasquito mine is based on Wheaton’s previous disclosure updated with information disclosed in Newmont’s Form 10-K filed with the SEC on February 20, 2020. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito mine in this document.

Property Description, Location and Access

The Peñasquito mine is wholly-owned by Newmont’s subsidiary, Minera Peñasquito S.A. de C.V. (“Minera Peñsquito). Peñasquito is an open pit operation located in the northeast corner of Zacatecas State, Mexico, approximately 125 miles (200 kilometers) northeast of the city of Zacatecas and is accessible by paved roads with a private airport close to the site. The property began production in 2009, with commercial production being achieved in 2010. Goldcorp acquired its ownership in the mine in 2006 when it acquired Glamis Gold Ltd. and Newmont acquired Peñasquito in 2019 in the Newmont Goldcorp transaction. Peñasquito consists of the Peñasco and Chile Colorado open pit mines. In addition, Peñasquito has one processing plant.

Peñasquito is comprised of 20 mining concessions encompassing approximately 113,231 acres (45,823 hectares). Concessions were granted for durations of 50 years, and will expire between 2045 and 2060, and a second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date. In order to maintain these concessions, Peñasquito must pay periodic mining rights and file annual mining reports.

Surface rights in the vicinity of the Peñasco and Chile Colorado open pits are held by three ejidos: Ejido Cedros, Ejido Mazapil and Ejido Cerro Gordo. Peñasquito has signed land use agreements with each ejidos, valid through 2035 and 2036, and the relevant private owners. In addition, easements have been granted in association with the La Pardita-Cedros Highway and the El Salero-Peñasquito powerline. All necessary permits have been granted.

Agreements and Royalties

In 2007, the Company acquired 25 percent of the silver produced by the Peñasquito mine over the life of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

A 2% net smelter return royalty is owed to Royal Gold Inc. from both the Chile Colorado and Peñasco locations of the Peñasquito Mine. The Mexican Government, since January 1, 2014, levies a 7.5% mining royalty that is imposed on earnings before interest, taxes, depreciation, and amortization. There is also a 0.5% environmental erosion fee payable on precious metal production, based on gross revenues. In December 2016, the State of Zacatecas in Mexico approved new environmental taxes that became effective January 1, 2017. Certain operations at the Peñasquito mine may be subject to these taxes.

Environment, Permitting and Socio-Economic

Environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where production occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared for the mine site. Newmont holds the appropriate permits under local, state and federal laws required for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are two access routes to the site. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The second access is via the Salaverna by-pass road from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is a private airport on site and commercial airports in the cities of

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [58]

Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 150 kilometres, about two hours to site. Travel from Zacatecas is approximately 275 kilometres, about 3.5 hours to site.

There is sufficient suitable land available within the Newmont mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 3,421-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

The Peñasquito mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito mine from Kennecott. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed core drilling into the Chile Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed additional core and reverse circulation drill holes and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and Goldcorp subsequently acquired the combined company in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Newmont acquired Peñasquito in 2019 in the Newmont Goldcorp transaction.

Geological Setting, Mineralization and Deposit Types

Deposits currently mined within the Peñasquito mine Operations are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity.

Regional Geology

The regional geology of the operations area is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5 kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000 metre thick sequence of carbonaceous and

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calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 metre to 2,000 metre thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at the Peñasquito mine. The pipes flare upward and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 metres in diameter immediately below alluvium. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Chile Colorado is a mineralized stock work located southwest of Brecha Azul, in sediments of the Caracol Formation. It has a geometry of approximately 600 metres by 400 metres immediately beneath the surface alluvial cover, and it extends to at least 500 metres below surface.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral calcite-pyrite alteration halo.

Manto-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. The mantos consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

Garnet skarn-hosted polymetallic mineralization has been identified at depth between the Peñasco and Brecha Azul diatremes. The skarn has horizontal dimensions of approximately 1,000 metres by 1,200 metres and is open at depth.

Exploration

Work undertaken included reconnaissance geological inspections, regional-scale geochemical and geophysical surveys (including gravity, controlled source audio frequency magnetollurics, reconnaissance induced polarization, scaler induced polarization, airborne radiometrics, magnetics and ground magnetics), rotary air blast, reverse circulation and core drilling.

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito mine and support the genetic and geological interpretations.

Drilling

Drilling completed on the Peñasquito Mine area for the period 1994 to June 2018 comprised 1,774 drill holes (853,982 metres). Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

Drill hole spacing is generally on 50 metre sections in the main deposits with tighter spacing for infill drilling in the Peñasco pit, spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately 11 kilometres east–west by 7 kilometres north–south with the majority of drill holes concentrated in an area 2.1 kilometres east–west by 2.8 kilometres north–south.

Drill logs record deposit-specific information, including lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. From mid-2013, logs have been recorded electronically and are uploaded directly to the project database.

Drill traces were down-hole surveyed using a single shot, through the bit, survey instrument. All drill holes have

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been down-hole surveyed except 51 Western Silver reverse circulation drill holes and 11 of the 71 Kennecott drill holes. Use of a gyroscopic survey instrument began in 2012 when Silver State Survey Inc. (“Silver State Survey”) was contracted. In the first 800 metres of any drill hole, Silver State Survey takes a measurement at 50 metre intervals and at the end of the drill hole.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Independent sample preparation and analytical laboratories used during the exploration, development and operational core drill programs on the project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001). The umpire (check) laboratories are Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, and SGS Mexico. Laboratories are certified and independent of Goldcorp. Sample collection and handling of core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Reverse circulation drill cuttings were sampled at intervals of 2 metres. The standard core sample interval is two metres. Some samples are limited to geological boundaries and are less than 2 metres in length.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

The sample preparation method typically consists of drying, pulverizing and splitting to generate a 30 gram pulp for assay. Prior to 2003, the pulverization standard was 85% passing 75 micrometres; after 2003, samples were pulverized to a minimum of 85% passing 200 mesh. Standard fire assay procedures are used for analysis of gold. Inductively-coupled plasma analyses are used for silver, lead, zinc and deleterious elements.

QA/QC measures programs include submission of standard reference materials and blanks, and re-assay of a proportion of the samples. Entry of information into databases has utilized a variety of techniques and procedures to check the integrity of the data entered. Geological data from early drill programs were entered into spreadsheets in a single pass.

All drill data from 2007 to July 2013 was entered from paper logging forms into Excel files before being imported into acQuire. Since July 2013, logging and recording of other drill hole data by geologists and technicians has been entered directly into acQuire on laptop computers, with the data subsequently imported into the main database.

Assays received electronically from the laboratories are imported directly into the database. Analytical certificates received since 2010 have been stored in the database and were validated via the acQuire software.

Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

The quality of the analytical data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Processing and Metallurgical Testing

Mineralogical studies have been performed to increase the knowledge of the different ore types in the mine targeted to ensure the best possible treatment for each ore category and maximize the recovery. Metallurgical testwork focused on recovery of the key elements, lead and zinc, with co-recovery of gold and silver.

Various testwork programs have investigated comminution, flotation, heavy media separation, flowsheet variability schemes, concentrate filtration, dewatering, and regrind tests, modal and liberation analyses, and bottle roll and column cyanide leach extraction tests. Programs were performed that were sufficient to establish the optimal processing routes for oxide and sulphide ores, and supported estimation of recovery factors for the various ore types.

The mineralogical complexity of the Peñasquito mine ore makes the development of mill processing models difficult as eight elements (gold, silver, lead, zinc, copper, iron, arsenic and antimony) are tracked through the process, and the models

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need to be robust enough to allow for changes in mineralogy and plant operations while giving reasonable predictions of concentrate quality and tonnage.

The carbon pre-flotation process enables the treatment of higher carbon-containing material without significant disruption to the existing lead, zinc, and future pyrite flotation process. Implementation of the circuit as an add-on to the sulphide processing plant was completed during the second quarter of 2018.

After an extensive investigative program on the recovery of valuable metals in zinc tailings, the Peñasquito mine developed the pyrite leach process. The pyrite leach process circuit consists of: flotation of zinc tails to produce a rich gold-silver-pyrite concentrate; concentrate re-grind; concentrate leaching; precipitation; cyanide detoxification; and precious metals refining to produce doré bars as final product. Implementation of this circuit as an add-on to the existing sulphide processing plant was completed during the fourth quarter of 2018.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25% attributable) for the Peñasquito mine as of December 31, 2019.

Risk factors that can affect the Mineral Reserve estimates are: metal prices and exchange rate assumptions, mining, process, operating and capital cost assumptions; availability of water to support the process plant throughput assumptions; metallurgical recovery rates, capital project timelines, geotechnical and hydrogeological assumptions; social license to operate; and any additional modifications to the proposed changes to the taxation and royalty regime.

Risk factors that can affect the Mineral Resource estimates are: metal prices and exchange rate assumptions; assumptions which are used in the Lerchs-Grossman shell constraining Mineral Resources, including mining, processing and general and administrative costs; metal recoveries; geotechnical and hydrogeological assumptions; and assumptions that the operation will maintain the social license to operate.

Mining Operations

Peñasquito mine is a conventional, large scale, truck-and-shovel open pit mining operation.

The available mining fleet consists of five rope shovels, three hydraulic shovels, four loaders, and eighty-five 320 ton haul trucks. The fleet is supported by twelve blast hole production drills, as well as track dozers, rubber tire dozers, excavators, and graders.

Processing and Recovery Operations

Process facilities include a sulfide processing plant, comprising four stages of flotation; carbon, lead, zinc and pyrite. The carbon pre-flotation circuit was added in 2018 ahead of lead flotation to remove organic carbon associated with sedimentary ores. In the lead and zinc flotation, the slurry is conditioned with reagents to activate the desired minerals and produce lead and zinc concentrates. The pyrite circuit flotation was added at the end of 2018, which treats the zinc tailings in a pyrite flotation leach, and Merrill Crowe process to recover additional silver and gold in the form of doré. The tailings from the leach circuit undergoes cyanide destruction and combines with final flotation tailings for final deposition in the tailings storage facility.

Markets / Contracts

Newmont has an operative refining agreement with Met Mex Peñoles for refining of doré produced from the Peñasquito mine. Newmont’s bullion is sold on the spot market by its marketing experts retained in-house. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world. A portion of the silver production is forward-sold to the Company (25%) as part of the streaming arrangement.

The markets for the lead and zinc concentrates from the Peñasquito mine are worldwide with smelters located in Mexico, Canada, United States, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito mine.

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Infrastructure, Permitting and Compliance Activities

In January 2011, Peñasquito entered into a 20 year power delivery agreement with a subsidiary of InterGen Servicios Mexico where Peñasquito agreed to purchase electrical power from a gas-fired electricity generating facility located near San Luis de la Paz, Guanajuato, Mexico. Power is also supplied by the Mexican Electricity Federal Commission (Comision Federal de Electricidad) at its central power grid through the El Salero-Peñasquito powerline.

Process and potable water for the Peñasquito mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito mine and an additional groundwater source within the Cedros basin named the Northern Well Field.

There is sufficient suitable land available within Newmont’s mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

Various baseline studies, with respect to water, air, noise, wildlife, forest resources and waste and materials have been completed. Environmental permits are required by various Mexican Federal, state and municipal agencies, and are in place for project operations. The initial project environmental impact assessment was authorized on December 18, 2006. This initial document was prepared based on a production rate of 50,000 tonnes per day. Additional impact assessments for extensions or modifications to increase permitted capacity to 150,000 tonnes per day have been filed and approved since 2008.

Production

At the Peñasquito mine, gold production for 2020 is expected to be approximately 575,000 ounces.

Production Information

The following table summarizes 2012 to 2019 silver production (100% basis) from the Peñasquito mine:

Oxides	Units	2012	2013	2014	2015	2016	2017	2018	2019
Produced Payable Gold	(oz)	42,669	62,300	36,600	27,600	14,300	—
Produced Payable Silver	(oz)	1,420,300	1,684,100	931,600	642,200	274,600	—

Sulphides
Produced Payable Gold	(oz)	368,594	341,500	531,200	832,700	449,900	476,000	272,000	187,200
Produced Payable Silver	(oz)	22,284,558	20,763,300	24,875,500	25,284,300	17,627,700	21,505,000	18,292,000	22,139,400

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SALOBO MINE, BRAZIL

The Company has filed a technical report in accordance with NI 43-101 entitled “Salobo Copper-Gold Mine Carajás, Pará State, Brazil – Technical Report – Salobo III Expansion” with an effective date of December 31, 2019 (the “Salobo Report”). The Salobo Report was authored by Neil Burns, P.Geo, Vice President, Technical Services, Wheaton, Chris Gauld, P.Geo., Principal Geologist, Resource Management, Vale Base Metals, Marcos Dias Alvim, P.Geo., FAusIMM(CP), Long Term Planning Manager, South Atlantic Operations, Vale Base Metals, and Maurice Tagami, P.Eng., Technical Ambassador (formerly Vice President, Mining Operations), Wheaton each of whom is a qualified person under NI 43-101. A copy of the Salobo Report is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The following description of the Salobo mine has been prepared by the Company QPs, based, in part, upon information summarized from the Salobo Report and updated where appropriate. Readers should consult the Salobo Report to obtain further particulars regarding the Salobo mine. The Company QPs have approved the disclosure of scientific and technical information in respect of the Salobo mine in this annual information form, including Salobo mine site updates since the time of filing of the Salobo Report.

Property Description, Location and Access

The Salobo operation is located along the southern margin of the Amazon Basin, northern central Brazil, in the eastern part of the State of Pará. It is also located in the Parauapebas micro-region in the municipality of Marabá and is part of the Carajás Mineral Province. Geographic coordinates for the operation are 5°47’25” S latitude and 56°32’5” W longitude.

The Salobo Operations is a copper-gold deposit located approximately 80 km northwest of Carajás, Pará State in northern Brazil. The area is well-served by railroads and highways that connect the villages and cities. Air service is available at the Carajás airport, which is approximately 70 km from Salobo and is capable of receiving commercial aircrafts and it is served by two daily flights to Belém (Pará state major’s city) and to the main Brazilian cities. Marabá is approximately 240 km from Salobo Operations by highway.

The Salobo Operations tenement title is 100% owned by Vale S.A. The Salobo Operations are located on one claim. The area named Salobo (copper ore, DNPM 807.426/74) refers to Exploration Permit no. 1121 that is dated July 14, 1987, and defined as a polygon of 9,180.61 ha. There was no change to the land tenement status in 2019. Brazilian legislation separates the ownership of the surface rights from mineral ownership. A mining company can operate a mine even if does not own the surface, provided it owns the minerals. In this case, it is necessary to pay a royalty to the surface owner. The royalty is calculated as 50% of the CFEM (Compensation for Financial Exploitation of Mineral Resources), which is paid to the government. The mining concessions are updated every year on presentation by Vale of the annual report of mining production to the DNPM.

The Preliminary Licence No. 33/94 was issued for the Salobo project in September 1994 following preparation and submission of the Environmental Impact Analysis/Report on Environmental Impact (EIA/RIMA) in 1992.

The implementation of Salobo started in 2010 and received its first Operating License No. 1096/2012 on November 5, 2012. The current license refers to the research, mining and mineral processing of 24 Mtpa as well as all administrative and support facilities, including workshops, the central material disposal area and warehouse, dining hall, transportation, storage and shipment of copper concentrate, which is valid until October 19, 2024.

The Installation License for the expansion of the feed stockpile from Salobo processing plant to 36 Mtpa (No. 1249/2018) valid until November 22, 2022.

Regarding the removal of vegetation, Salobo has five valid licenses: Nº 1181/2016 (254,448 ha) valid until November 23, 2021; No. 1188/2017 (574.68 ha) valid until February 21, 2021; No. 10539201917636/2019 (823.71 ha) valid until December 3, 2021; and those of Nº 1001/2015 (408.47 ha) and Nº 1104/2016 (48.15 ha) that are under renewal with protocol requests on time (Protocol –02001.014 542 / 2016-51 SEI nº 5276794 and Protocol – SEI n° 4029492).

Salobo also has other Operation Licenses related to service stations for light and heavy vehicles (nº 1035/2011 and 1081/2011, respectively) and to the Parauapebas copper storage railway station (nº 12083/2023) valid until February 20, 2023. The Operation License for the heavy vehicle filling station is valid until November 5, 2021. The light vehicle filling

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stations (valid until June 20, 2016) and has been renewed within the validity period (protocol nº 02001.002794 / 2016-37 respectively). The Brazilian government does not have a deadline to renew the license, however, as the renewal was requested within the validity period, the current license is still considered valid.

The Salobo Operation also has three valid installation licenses: the Installation Licence No. 1046/2015 refers to the expansion of the feed stockpile at Salobo processing plant to 24 M tonnes per year, which semi-annually informs the Brazilian Government about the geotechnical stability and efficiency of the control systems. The Installation Licence No. 1157/2017 for the heightening of the Salobo Dam up to the level 255 m is valid until August 17, 2020. The Installation Licence No. 1209/2018 for implementation of pumping systems of fines containment dikes is valid until April 10, 2020, but has been renewed by protocol No. SEI 6856994.

Regarding the Salobo III Project, three environmental licenses were issued: Installation Licence No. 1249/2018 for the expansion to 36 M tonnes per year, Vegetation Removal Licence No. 1339/2018 and Authorization to Capture, Collect and Transport Biological Material No. 1017/2018. These licenses concern the installation of a sulfide copper ore beneficiation plant and its associated infrastructure.

There is also the surface water capture and discharge concession (No. 1896/2017) granted in October 9, 2017 and valid until October 9, 2027, and the underground water capture concession for explosive factoring (No. 2519/2016) granted on June 17, 2016 and valid until May 16, 2020 which was renewed by protocol No. 2019/47490.

The Salobo mine currently holds all required permits to operate. The Salobo mine operations have a robust control and monitoring system to ensure that permits remain current, and to ensure that the requirements of each permit are monitored to comply with the relevant regulatory conditions imposed.

Mining is the primary industry in the area. The Salobo Operations are connected via an all-weather road network to the cities of Parauapebas (80 km), Marabá (240 km), and the commercial airport at Carajás. The Carajás airport can accommodate large aircraft and is served by daily flights to Belém (Pará State major’s city) and other major Brazilian cities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The operations are located in the Carajás mountain range in the eastern Amazon humid tropical rainforest. Temperatures range from 20.8°C to 37.8°C with an average relative humidity of 80.5%. Mean annual rainfall is 1,920 milometre and evaporation is 1,500 milometres. Winds are predominantly from the north and west.

Mining operations are conducted year-round.

Mining is the primary industry of the area. As well as Salobo, Vale also operates the established Sossego copper mine, located 136 kilometres by road to the south of Salobo and the very large iron ore mine at Carajás located 50 kilometres south east of the mine.

Local housing is available for employees within the communities surrounding the mine. There are adequate schools, medical services and businesses to support the work force. The mine site has medical facilities to handle emergencies. In addition, medical facilities are available in Carajás to support the mine’s needs.

Vale has invested significantly in infrastructure in Carajás, building a 130 kilometre paved road to Parauapebas and a 20 kilometre sewage system, together with a school, hospital, and day care centre.

Salobo is in the northwest of the Carajás Reserve within the 190,000 ha Flona de Tapirapé–Aquiri forest. The area is heavily forested and dominated by relatively dense trees with substantial underbrush.

In the mine area the topography is fairly steep, varying between 190 to 520 metres in elevation. The ridge where the Salobo deposit is located has a nominal slope of 2.5H:1.0V. The site is lower than the Carajás Ridge, which is 850 metres above sea level.

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Concentrate produced at the mine is hauled by 40 tonne (gross weight) highway trucks 85 kilometres on the highway to a rail-loading site located approximately ten kilometres north of the town of Parauapebas. From there, it is transported by train 870 kilometres to Itaqui port located near the coastal city of São Luís in the State of Maranhão.

Electrical energy is supplied from Tucuruí, a 8,370 megawatt hydroelectric generating station on the Tocantins River, 200 kilometres north of Marabá, and 250 kilometres due north of Parauapebas. An 87 kilometre overhead transmission line (230 kilovolts) supplies the Salobo site. There is no ring feed.

Process make-up water comprises runoff, direct precipitation and contribution from Igarape Mirim within the tailings storage basin.

The Salobo tailings storage facility (“TSF”), comprising an earth dam and concrete-lined spillway, was designed for Vale by Brazilian engineering company BVP Engenharia to withstand a one in 10,000 year event. The TSF, when completed to a height of 285 metres, will have sufficient capacity to store tailings resulting from the planned production. During 2019 the dam was raised from 245 m elevation to an intermediate design height of 255 m elevation.

Environmental

Environmental and social baseline study areas were defined to characterize the current conditions in the areas potentially affected by mine components or activities.

The project lies in part of the Salobo Creek and the Cinzento River basins which are tributary to the Itacaiúnas River. The long-term average unit runoff for the project site is 2.02 m3/s.

The Tapirapé–Aquiri National Forest has a registered area of 190,000 ha. The Tapirapé Biological Reserve, which covers an area of 103,000 ha, borders the National Forest (and mine area) to the north. The mine site is within the Tapirapé–Aquiri National Forest and the access road crosses the Carajás National Forest and lies adjacent to the Igarapé Gelado Environmental Protection Area.

As a condition of the mine installation license, an agreement was signed between the Chico Mendes Biodiversity Conservation Institute and the Salobo mine operations to provide payment and support towards management of the Tapirapé–Aquiri National Forest (ICMBio, 2007).

The protected areas have distinct management categories that were established by Decree N° 97,720 dated 5 May 1989. Within these areas, a regular polygon outlining the mining zone Special Use Area was defined by the National Department of Mineral Production of Brazil.

Within the Special Use Area, Vale controls access to the area and the mine site, and access to the Tapirapé–Aquiri National Forest along the eastern boundary of the Special Use Area with the forest.

To the northwest of the Special Use Area is the Lindoeste settlement, developed on land in the São Felix do Xingu region, which currently covers about 120 ha; the mine site has no influence over forest access by this community.

Salobo Operations are also committed to offsetting the effects of its operation by planting seedlings of native species in proportion to the vegetation suppression carried out.

Social

The Salobo mine’s area of influence is the southeast Paraense mesoregion, in the municipalities of Marabá and Parauapebas. These regions are considered to have moderate human development indices for the level of health, education and living conditions, based on data from 2000. The extractive industry accounts for 23.5% of the economic activity in the state of Pará, with 17.9% other industrial activities, 52.0% services and 6.6% farming and ranching based on 2010 data (IBGE, 2013).

The Project is not located on indigenous lands. The nearest indigenous lands include the river Tapirapé Tuere, Trincheira Bacaja and Xicrin do Cateté, all located 25 kilometre or more from the Project. The Xikrin indigenous peoples traditionally use the Project area for food collection.

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In 2001, a forest management program was implemented between the indigenous communities and government associations to sustainably harvest the forest in the Salobo mine area in a manner that benefitted the indigenous community in capacity building and financial resources.

Vale currently maintains a Communication Plan that commits to continued communication with the local indigenous to maintain community health and safety, cultural preservation, transparency of activities and harmony between the workers and the indigenous community.

There are a number of social management plans carried out by the Social Communications Department. The Environmental Compensation and Social Inclusion plan objectives are to support sustainable development by capitalizing on the positive effects of project development and minimizing the potential negative effects. In addition, this plan is supported by a Social Communications program that facilitates information exchange and works to improve relations between the Salobo mine and the diverse social segments of the surrounding communities.

An Environmental Education program was developed at the Sustainability Department. The program seeks to disseminate the principles of sustainability recognized as environmental, social and economic responsibility through educational activities aimed at Vale employees and contractors and the surrounding community. The program aims to strengthen and expand environmental education in the municipal education program and in the community.

History

•

1974 – CVRD (Companhia Vale do Rio Doce, a predecessor company to Vale) discovered copper mineralization in the Igarapé Salobo region, and commenced detailed exploration in 1977. Work completed included stream sediment sampling, reconnaissance exploration, and ground induced polarization (IP) and magnetometer geophysical surveys. As a result, various targets were identified.

•

1978 – The 1974 Salobo exploration targets were revisited and the presence of copper sulphides in an outcrop of magnetite schists at the Salobo 3 Alfa target was noted. Drilling of this target followed in conjunction with the development of two exploration adits. The Salobo 3 Alfa target is now referred to as Salobo.

•

1978 to 1983 – Drilling was initially conducted on a 400 metre by 200 metre drill grid, subsequently reduced to 200 metre by 200 metre, and then to 200 metre by 100 metre. A total of 65 core drill holes (29,322 m) were drilled between March 1978 and May 1983.

•

1981 – A preliminary assessment of potential Project economics was performed in 1981, based on an initial resource estimate. The findings were encouraging, and the Carajás Copper Project team submitted an Exploitation Economical Plan for the Salobo deposit to the DNPM in June 1981.

•

1985 – 1987 – A pilot-scale study was carried out from 1985 to 1987 to further define the mineralization style and geometry. This included additional drilling and an additional 1 kilometre of exploration adits. A second drill campaign ran from January 1986 to June 1987. The grid spacing in the core of the deposit was reduced to 100 metre by 100 metre. Additional drilling was undertaken in the southeast of the deposit from the G-3 adit. This phase included 9,033 metres of diamond drilling from 60 drill holes.

•	1987 – The MME granted CVRD mining rights through Ordinance No. 1121.

•	1988 – A prefeasibility study was completed by Bechtel.

•

1993 – Salobo Metais S.A. was incorporated on 29 June 1993 as a joint-venture vehicle between CVRD and Morro Velho Mining (a subsidiary of Anglo American Brasil Ltda. AABL). A third drill campaign was initiated. The primary objective was to investigate the best probable location in the deposit in which to commence mining and to optimize the first five years of production, as well as to investigate mineralized continuity at depth.

•	1993 to 1994 – A total of 64 drill holes (14,585 m) were completed.

•	1997 – A fourth drilling campaign was conducted, resulting in 25,491 metres in 88 holes. Mineral Resources Development Inc. (MRDI) audited the drilling information that year.

•	1998 – A feasibility study was undertaken by Minorco.

•	2001 – The feasibility study was revised and updated by Kvaerner in 2001.

•	2002 – AMEC audited the drilling, sampling, assaying and databases that supported the Kvaerner study.
o	Changes were made to the Exploitation Economic Plan allowing Salobo Metais to extract silver and gold were approved by DNPM. The original authorization had been for copper only.
o

In June 2002, the Brazilian Council for Economic Defense (Conselho Administrativo de Defesa Econômica) approved the acquisition by CVRD of the 50% of Salobo Metais that was held by AABL. CVRD thus became the largest shareholder in Salobo Metais.

o	A fifth drilling campaign drilled 133 drill holes (66,243 m)

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•	2003 – A further 2,047 metres of drilling was completed and some areas were drilled at a closer spacing of 50 metre x 50 metre, including the area around the G3 adit.

•	2006 – Final Pre-Feasibility Study and Installation Licence Granting.

•	2007 – Final Feasibility Study and construction start-up of Salobo I (12Mt/a).

•	2009 – Commenced pre-stripping.

•	2010 – Construction start-up of Salobo II (24Mt/a).

•	2012 – Project ramp-up for Phase I of the Salobo mine operations was completed and the first concentrate was shipped in September 2012.

•	2013 – The first Wheaton streaming deal was completed for 25% of the life of mine gold production
○	December 2013, the plant processed 898,000 tonnes of ore, which represented 90% of the Phase I nameplate capacity (1 Mt run-of-mine (ROM) per month).

•	2014 – Phase II, intended to double the nameplate capacity and was completed.

•	2015 – The second Wheaton stream deal completed for an additional 25% of the life of mine gold production, increasing the total stream to 50%.

•	2016 – The third Wheaton stream deal completed for an additional 25% of the life of mine gold production, increasing the total stream to 75%.

•	2017 – During 2017, the following important changes occurred at the Salobo Operations:
○	The production data reconciliation process was revised and updated.
○	A medium range definition diamond drilling campaign was started.
○	A deep exploration drill hole was started to investigate the orebody below the final pit design.
○	The mine and plant quality control (sampling, etc.) process was externally audited.
○	A short-term deleterious estimation process for carbon, uranium, fluorine, sulphur and chlorine was started.
○	The phases/pushback design were modified together with the mining plan revision, changing from seven to eight phases.

•	2018 – During 2018, the following important changes occurred at the Salobo Operations:
○	The infill drilling program for long-range planning ramped up and approximately 25,000 m was drilled since 2017.
○	Three deep exploration drill holes were drilled to investigate the orebody below the final pit design.
○	The GDMS database system was implemented at Salobo to improve the drill core logging process and database security.

•	2019 – During the past 12 months, the following important changes occurred at the Salobo Operations:
○

The infill diamond drilling program for long-range planning is running according to plan and approximately 35,000 m has been drilled since 2017. All the sampling and analyses backlog from 2017 and 2018 was completed.

○	The fourth deep exploration drill hole below the planned pit was completed with a total length of 1,400 m.
○

The GDMS database system that was implemented for long-term geology last year was expanded to short-term geology in 2019, improving time and avoiding errors in the data transfer process since the all the analyses results are directed received from the lab equipment.

○	Approved the construction of a new core shed for Salobo, in Parauapebas.
○	Construction began on the Salobo III Project which consists of a new beneficiation line with processing capacity of 12 Mtpa and supporting infrastructure. Start-up is scheduled for January 2022.

Geological Setting and Mineralization

Regional Geology

The Carajás Mining District, located in the southeast of Pará State, lies between the Xingu and Tocantins/Araguaia Rivers and covers an area of about 300 kilometres x 100 kilometres. It is hosted in the Carajás Province, forming a sigmoidal-shaped, west–northwest–east–southeast-trending late Archean basin.

The Archean basin contains a basement assemblage that is dominated by granite–tonalitic ortho-gneisses of the Pium Complex, and amphibolite, gneisses and migmatites of the Xingu Complex. The basement assemblage defines a broad, steeply dipping, east–west-trending ductile shear zone (Itacaiúnas shear zone) that experienced multiple episodes of reactivation during the Archean and Paleoproterozoic.

The metamorphic rocks are cut by Archean-age intrusions, including the calc-alkaline Plaquê Suite (2.73 Ga), and the alkaline Salobo and Estrela granites (2.57 Ga and 2.76 Ga respectively).

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The basement rocks are overlain by volcanic and sedimentary rocks of the Itacaiúnas Supergroup (2.56 Ga to 2.77 Ga). The Itacaiúnas Supergroup is informally sub-divided as follows (oldest to youngest):

•	The Igarapé Salobo Group: iron-rich sediments, quartzites and gneisses, metamorphosed to amphibolite facies; associated with copper–gold and copper–gold–silver mineralization, e.g. Salobo

•

Igarapé Pojuca Group: basic to intermediate volcanic rocks (frequently with cordierite–anthophyllite alteration), amphibolites, gneisses and chemical sediments (cherts), banded iron formation (BIF), and chert; associated with copper–zinc deposits, e.g. Pojuca.

•

Grão Pará Group: basal Parauapebas Formation, comprising bimodal volcanic rocks with various degrees of hydrothermal alteration, metamorphism and deformation; upper Carajás Formation, associated with various iron deposits, including all of the Carajás deposits.

•

Igarapé Bahia Group: mafic volcanics (lavas, tuffs and breccias), meta-sediments and BIF, associated with copper, copper–iron, copper–gold–silver deposits, e.g. Igarapé Bahia, Alemão/Bahia and Serra Pelada.

The Itacaiúnas Supergroup hosts all the Carajás iron ore–copper–gold (IOCG) deposits, including Salobo and Sossego, and is thought to have been deposited in a marine rift environment. The metamorphism and deformation has been attributed to the development of a sinistral strike-slip ductile shear zone (the 2.7 Ga Itacaiúnas Shear Zone) and to sinistral, ductile–brittle to brittle transcurrent fault systems.

The Itacaiúnas Supergroup is overlain by an extensive succession of Archean marine to fluvial sandstones and siltstones known as the Rio Fresco Group or the Águas Claras Formation (2.68 Ga to 2.78 Ga). The non-deformed, Proterozoic Gorotire Formation, consisting of coarse arkoses and conglomerates with quartz, BIF, and basic rock clasts, overlies the older lithological units (Matos da Costa, 2012).

A Proterozoic suite (1.88 Ga) of anorogenic, alkaline granites, the Serra dos Carajás, the Cigano and the Pojuca granites, as well as several generations of younger mafic dykes, cross-cut the entire sequence.

Property Geology

Mineralization at the Salobo deposit is hosted by upper-greenschist-to-lower-amphibolite-metamorphosed rocks of the Igarapé Salobo Group. The group thickness varies from 300–600 metres in the Project area and may be weathered to depths of 30–100 metres. The rocks strike approximately N70°W and have a subvertical dip.

The major host units are biotite (BDX) and magnetite schists (XMT). Granitic intrusions (GR) occur adjacent to the north and southern sides of the BDX and XMT, and a series of much younger diorite dykes (DB) cross-cut the mineralization forming barren zones (Figure 7-4). Lithological descriptions of the major units are as follows:

Magnetite Schist (XMT)

XMT is represented by massive, foliated and banded rocks, with predominant magnetite, fayalite, grunerite, almandine and secondary biotite. Granoblastic textures with polygonal contacts in magnetite and fayalite are common. The presence of fayalite is marked by the replacement of grunerite and greenalite and transformation into magnetite and other sulphides. Iron-potassic alteration is common, creating schistosity in biotite units.

The southeast portion of the deposit hosts hastingsite, replaced partially by actinolite, grunerite and sulphide minerals. Fluorite, apatite, graphite and uranium oxides are associated with this assemblage, Fe-silicate minerals and alteration products of fayalite.

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Garnet-Grunerite Schist (DGRX)

These are massive rocks with local development of schistosity. The rocks with significant almandine and grunerite content have isotropic texture or very few schistosity structures, with nematoblastic and granoblastic texture. The main mineralogical composition consists of almandine and cummingtonite-grunerite, with magnetite, hematite, ilmenite, biotite, quartz, chlorite, tourmaline and subordinate allanite. Fluorite and uraninite generally occur in veinlets related to stilpnomelane, calcite and grunerite.

Biotite Schist (BDX)

This unit is the most common lithology at Salobo and consists of medium to coarse-grained material with anastomosed foliation. The mineral assembly is characterized by biotite (responsible for the foliation observed within the rocks), garnet, quartz, magnetite and chlorite. The assemblage with garnet, magnetite, grunerite and biotite is partially replaced by a second generation of biotite and magnetite with chlorite, K feldspar, quartz, hematite and sulphides. Tourmaline, apatite, allanite, graphite and fluorite generally occur throughout this unit.

Feldspar-Chlorite Mylonite (ML)

The feldspar-chlorite-quartz mylonite is characterized by mylonitic foliation, produced by the orientation of rims of chloritized deformed biotite, hastingsite, elongated quartz and saussuritized plagioclase (K-feldspar, epidote and muscovite alteration). Porphyroblastic garnet is partially or totally replaced by chlorite and epidote. Allanite and apatite generally occur throughout this lithology.

Metavolcanic Basic (MTB)

This group of massive coarse-grained rocks is characterized by Fe-hastingsite and/or hornblende and plagioclase with chlorite alteration. It occurs irregularly in the system, but is concordant with other lithotypes in abrupt contacts, probably hydrothermally altered intrusive basic relicts within the package of volcanic rocks.

Quartz Mylonites (QML)

Quartz mylonites are grey or white in colour, passing through green to red. Where present, Fe-oxides are medium to fine grained, foliated and composed predominantly of quartz, muscovite, sericite, sillimanite and chlorite. Accessories, such as biotite, feldspar, magnetite, almandine, tourmaline, zircon and allanite are common. It is possible to differentiate: (a) red quartz-feldspathic rocks formed by K-feldspar and quartz and which may be a product of shearing between the gneissic basement and the supracrustal rocks; and (b) chlorite schists, mainly composed of chlorite and quartz, that represent intense hydrothermal alteration. This unit is found near the southern border of the deposits, close to important brittle shear zones, which may be interpreted as conduits for hydrothermal fluids.

Old Salobo Granite (GR)

The Old Salobo Granite occurs as a stockwork of approximately 2,573 ±2 million years old. The rocks appear colorless-pink to grey, coarse grained and with mylonitization in some areas. The main mineralogy is composed of K-feldspar (orthoclase-microcline), oligoclase, quartz, augite, hornblende, chlorite and, rarely, magnetite. There is no evidence of contact metamorphism with the host rocks. The mylonitic aspects that appear both in granite and host rocks are likely to have formed during the deformation phase.

Young Salobo Granite (GR)

The Young Salobo Granite occurs as small northwest-trending sills, hosted by the supracrustal sequence and by the basement gneisses. It corresponds to the youngest granitic intrusion detected by drilling in the Salobo area. In some porphyritic portions, the matrix is aphanitic, containing a porphyry of red albite (Fe-oxide in micro-fractures) and chlorite pseudomorphed by biotite. This mineral assemblage is composed of fine to medium grained, equigranular, hypidiomorphic grains of albite/oligoclase, orthoclase, quartz, chlorite, with minor epidote, zircon, fluorite, magnetite, chalcopyrite and pyrite. Deformation was not observed and the structure is isotropic. Age dating indicates an age of 1,880 ±80 million years old.

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Diabase (DB)

Diabase is located in southeast of the deposit, striking at approximately N70°E, while in the northwest of the deposit striking near to N20°W. The predominant minerals comprising the rock type are augite, plagioclase, magnetite, ilmenite and quartz. The fine grained diabase has an age of 553 ±32 million years old, while the more granular margins are dated at 561 ±16 million years old. This unit represent the last magmatic event of the area. The dykes are set within shear/fault lateral geometries to (N70°E) and frontal geometries (N20°W), probably developed before the intrusions, in a compressional regime modified by an extensive regime.

Rhyolite (RIO)

Rhyolite dykes are grey-reddish in colour, porphyritic in texture within an aphanitic matrix. The majority are composed of K-feldspars, plagioclase, quartz, amphibole in a matrix cut by quartz veinlets. In drill holes the occurrence is rare or an ultimate phase.

Tectonic Setting

The Salobo deposit is situated within the Cinzento strike-slip system which has been described as a set of Archean alignments that forms the Salobo transpressive duplex (or Salobo sidewall rip-out). This system post-dates the formation of the Itacaiúnas shear zone and was developed under ductile–brittle to brittle conditions.

The tectonic evolution of the Salobo area includes sinistral, transpressive, ductile deformation that developed under upper-amphibolite-facies conditions, followed by sinistral, transtensive, ductile–brittle-to-brittle shear deformation.

Shear zones are characterized by a mylonitic, penetrative foliation that generates a compositional banding. Where deformation is more intense, S-C foliations are parallel, and a lenticular pattern develops.

The ductile deformation along the Itacaiúnas shear zone, which has affected the basement rocks and rocks of the Salobo Group, produced widespread, subvertical, northwest–southeast schistosity, which affects all lithologies in the deposit, except the Young Salobo Granite and the diabase dykes.

The transtensive deformation along the Cinzento strike-slip fault system reactivated old structures, and formed a subparallel ductile–brittle shear zone in the northern part of the deposit and a brittle shear zone in the south.

Brittle–ductile shear zone deformation has resulted in lenticular-shaped ore shoots that characteristically show close associations between copper mineralization and magnetite content.

Metamorphism

Two phases of metamorphism have been recognized in the Project area:

•

Initial phase: associated with progressive amphibolite-facies metamorphism developed under ductile conditions of high temperature (650ËšC), low pressure (2–3 kbar), and oxygen fugacities of -20 and -18. This caused partial substitution of chalcopyrite by bornite and chalcocite, accompanied by intense K-metasomatism

•	Retrograde phase: developed under greenschist facies, with an average temperature of 340ËšC; characterized by intense chloritization and partial substitution of bornite by chalcocite.

Alteration

The Salobo hydrothermal system has a core of massive magnetite that is surrounded by less intensely altered rocks. Within the massive magnetite body, there are small veins and irregular masses of secondary biotite. Garnet is completely replaced by magnetite, forming pseudomorphs. Away from the massive magnetite, the magnetite content gradually diminishes, giving way to biotite–garnet schist and/or garnet–grunerite schist. Alkali-metasomatism of the amphibolite facies rocks is expressed by weak sodium with intense, superimposed potassium alteration (≤4.6 wt% of K2O).

K-feldspar, biotite and oligoclase are the main alteration minerals. A significant increase in the FeO content (≤35 wt%) accompanied the potassium alteration in amphibolite and was marked by the replacement of calcium-amphibole (mostly

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magnesium-hornblende and hastingsite) by iron–magnesium amphibole (cummingtonite), and by the formation of biotite and magnetite.

The chemistry of the meta-graywackes at the deposit indicates that they also underwent significant iron and potassium alteration. Alteration assemblages are characterized by almandine, garnet, biotite and grunerite, subordinate tourmaline and minor magnetite. The better-mineralized zones, located in the central part of the deposit, correspond to the most altered areas.

Mineralization

The Salobo deposit extends over an area of approximately four kilometres along strike (west–northwest), is 100–600 metre wide and has been recognized to depths of 750 metres below the surface.

The sulphide mineralization typically consists of assemblages of magnetite–chalcopyrite–bornite and magnetite–bornite–chalcocite. Accessory minerals include hematite, molybdenite, ilmenite, uraninite, graphite, digenite, covellite, and sulphosalts.

The mineral assemblages can be found in a number of styles: forming disseminations, stringers, stockworks, massive accumulations, filling fractures, or in veins associated with local concentrations of magnetite and/or garnet filling the cleavages of amphiboles and platy minerals and remobilized in shear zones.

There is a positive relationship between copper minerals and magnetite. Copper content is typically >0.8% in XMT and BIF, whereas in gneisses and schists it is <0.8%. A positive correlation between copper content and uranium contents has also been established.

Chalcopyrite, bornite, and chalcocite occur interstitially to silicate minerals. These sulphide minerals are commonly found filling cleavage planes of biotite and grunerite. Hematite is rare, but in places it can reach as much as 4% by volume. It exhibits tabular textures (specularite), with infilling bornite, and partial replacement by magnetite.

Native Au occurs as grains smaller than 10 Î¼m in cobaltite, safflorite, magnetite and copper sulphides, or interstitial to magnetite and chalcopyrite grains. Native Au grains contain up to 10 wt% Cu, with subordinate silver, arsenic, and iron.

Molybdenite occurs interstitial to magnetite and shows cleavage planes filled with chalcopyrite and bornite. In mylonitic samples, molybdenite forms kinked stringers.

Magnetite occurs mainly as idiomorphic to sub-idiomorphic grains, interstitial to silicate minerals or in fractures, or forms bands in mylonitic rocks.

The gangue minerals are almandine garnet, grunerite, and tourmaline, reflecting the intense iron-metasomatism. Minor amounts of fayalite and hastingsite are pseudomorphed by grunerite and magnetite. Tourmaline, with a dominant schörlitic (black-tourmaline) composition, occurs as idiomorphic crystals preferentially oriented parallel to mylonitic foliation, in association with biotite, garnet and grunerite. Ilmenite, uraninite, allanite, fluorite and apatite occur as accessory minerals.

Biotite sub-idiomorphic crystals, commonly kinked, are associated with potassic alteration, and spatially related to the copper–gold mineralization. Uraninite and zircon inclusions may be locally abundant in biotite.

Quartz is associated with biotite in ore-grade samples and forms concordant veins within the host rocks.

Textural relationships indicate that mineralization was developed firstly as an oxide stage, with a second, subsequent, sulphide stage.

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Exploration

The discovery of the Salobo copper deposit occurred during a systematic program of geochemical, geophysical and geological exploration in the Carajás region, initiated by CVRD/Docegeo in 1974. Since then, the area has been the subject of exploration and development activities and a considerable information database has developed as a result of both exploration and mining activities.

In 1977 a program of detailed geological and geochemical work explored magnetic anomalies existing in the basin of Igarapé Salobo (Salobo stream). Anomalies of up to 2,700 parts per million copper were detected in stream sediments collected from tributaries of Igarapé Salobo. These anomalies lead to the development of detailed work in the area, involving geological, geochemical and geophysical prospecting. In 1978, exploration revealed the presence of copper sulphides associated with magnetic schist and the first phase of several drilling programs was initiated.

No exploration occurred at Salobo between 2003 and 2011. In 2012, a regional airborne gravity survey was completed. The survey identified a potential continuation of the Salobo orebody at depth. In 2017, a deep drilling campaign was initiated exploring this potential orebody extension. At the time of this report, five holes had been completed with assays pending on one and a sixth hole was in process. All holes encountered mineralization below the current Mineral resource pit.

The primary method employed in the exploration and evaluation of the Salobo deposit is diamond core drilling, details of which are presented below.

Drilling

Diamond drill hole core is the majority sample type for geological modelling and mineral resource estimation at Salobo. Blast holes have been drilled since 2009 but are used only for grade control, short-term planning and to update the long-range geological model contours in the mined out zone.

Core drilling commenced in 1978 and was conducted through to 2003 in five different drilling campaigns, for a total of 420 holes (148,311 metres) completed for exploration purposes, and an additional 15 drill holes (8,042 metres) for geotechnical purposes. Most drill holes were vertical or oriented to the south–southwest, the latter with dips usually ranging from 60° to 70°. However, one campaign included holes with a north–northwest orientation and similar dips. Various holes were also drilled from an adit. In 2010, two infill drill holes were drilled and in 2017, infill and deep drilling programs were initiated at the Salobo mine. The following table summarizes the drilling campaigns completed on the Salobo mine.

Campaign/Period	Purpose	Drill Hole ID	Total Meterage Drilled (m)	Percentage of total drilling (%)

1978	Exploration	SAL-2ALF-FD001 to SAL-3ALF-FD 065	29,275	15%

1986	Exploration	SAL-SALF-FD066 to SAL-3ALF-FD 125	9,051	5%

1993	Exploration	SAL-3ALF-FD126 to SAL-3ALF-FD 189	14,585	8%

1997	Exploration	SAL-3ALF-FD190 to SAL-3ALF-FD 277	25,491	13%

2002	Exploration	SAL-3ALF-FD278 to SAL-3ALF-FD 420	69,908	36%

2010	Infill	SAL-3ALF-FD421 to SAL-3ALF-FD 422	361	0.2%

2017	Infill	S3A-FD00423 to S3A-FD00464	13,264	7%

2018	Infill	S3A-FD00465 to S3A-FD00505	12,674	7%

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Campaign/Period	Purpose	Drill Hole ID	Total Meterage Drilled (m)	Percentage of total drilling (%)

2019	Infill	S3A-FD00506 to S3A-FD00533	10,159	5%

Total exploration			184,768	96%

1997	Geotechnical	SAL-3ALF-FG001 to SAL-3ALF-FG 007	3,847	2%

2003	Geotechnical	SAL-3ALF-FG008 to SAL-3ALF-FG 0134	4,194	2%

Total geotechnical			8,042	4%

Grand Total			192,810

Surface drilling was typically initiated with HQ diameter (63.5 mm) core and reduced to NQ diameter (47.6 mm). The minimum diameters were BX (36.6 mm) and BQ (36.5 mm). The underground drilling utilized BX diameter rods.

The drill core was collected, placed in boxes, and delivered by the drilling contractor to the core logging/storage area, where geological and geotechnical logging was carried out. At the core logging facility, core recovery and physical properties are measured and recorded. Geologic logs are prepared, and sample intervals are marked. Sample intervals average 1 m in mineralization and 2 or 4 m in barren zones. Sample lengths vary from these standards to honor significant geologic boundaries.

Since 2017, the mine site core facility has been used. A new core shed is being built in the town of Parauapebas which the mine will transition to when completed.

Drill collar coordinates were recorded. Collar verification was completed by plotting drill hole locations on plan and in cross-section and comparing with the topographic surface. Current collar surveying of grade-control holes is conducted by company surveyors using high-precision, differential global positioning system (GPS) equipment. Downhole surveys were performed at three metre intervals downhole, using Reflex DDI (dip and direction pointer), Maxibor Reflex, Reflex Gyro and gyroscopic instruments.

Due to the sub-vertical orientation of the mineralized zones, the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis. The true thickness is significantly smaller than the intersected thickness in most cases.

The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs during the 1997 and later campaigns are sufficient to support Mineral Resource and Mineral Reserve estimation.

Exploration core sample intervals averaged one metre in mineralized zones, and between two metres and four metres in barren zones. One half was bagged and submitted to the mine laboratory for analysis, and the remaining half was retained as backup in the same original boxes.

Blastholes are currently drilled on a five metre x five metre (or five metre x seven metre) grid with a hole diameter of 12 1⁄4 inches and are channel sampled. All blastholes located in ore zones are sampled; however, as the blasthole reaches the barren zones, the proportion of sampled holes decreases to include only those holes in the mineralized envelope.

The density determination methodology consisted of the water-displacement method. Specific gravity (SG) was measured on approximately 95% of the samples collected across the entire deposit. Values for weathered waste rock and unweathered bedrock were categorized separately due to differences in permeability and porosity caused by weathering. Approximately 84,000 samples collected across the entire deposit.

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Sample Preparation, Analysis and Security

Exploration

Sample preparation details prior to 2002 are unknown. During 2002 – 2003, sample preparation was conducted by Lakefield / GEOSOL laboratory at a local facility built at the Salobo mine site.

During the 1978 campaign, samples were assayed at the Docegeo laboratory in Belém, Pará, and at the SUTEC laboratory in Santa Luzia, Minas Gerais. Copper was assayed on 0.5 g aliquots by multi-acid digestion and atomic absorption spectroscopy (AAS). Iron, molybdenum, and silver were also determined using this method. Gold was assayed by aqua regia leaching, with solvent extraction (MIBX) and AAS determination.

During the 1986 campaign, CVRD assayed the samples at the Docegeo laboratory in Belém and at the pilot plant laboratory on the mine site, using the same analytical methods as in the previous campaign.

During the 1993 campaign, SML used the Mineração Morro Velho (MMV) laboratory. Copper was again assayed with multi-acid digestion and AAS reading on 0.5 g aliquots (0.002% detection limit), and gold was determined using the fire-assay method with gravimetric finish on 100 g aliquots (0.05 g/t detection limit). In addition, samples were assayed for sulphur and carbon by LECO, and fluorine by alkaline fusion with sodium carbonate and potassium nitrate, followed by ion-selective electrode determination. SMSA used the same analytical procedures during the 1997 campaign.

In the early stages of the exploration program platinum, palladium, nickel, molybdenum and uranium were also analyzed; however, these elements were later excluded from the analytical package.

The infill and deep drilling programs that began in 2017 are using sample preparation procedures similar to the 2002 – 2003 campaign. Sample preparation was being done at the Salobo mine laboratory but was switched to ALS, Vespasiano, Minas Gerais, Brazil in December 2018 in order to advance the backlog of pending samples. Samples are being analyzed at ALS, Lima, Peru as the primary lab utilizing the following analytical methods:

•	Copper analysis by four-acid digestion and atomic absorption reading (Cu-AA62)

•	Gold by FA of 50g aliquot, two-step digestion with nitric and hydrochloric acids and reading by atomic absorption (Au-AA24)

•	Multi-element (including main elements and traces, in addition to copper, sulfur and uranium) with digestion by four acids and readings by ICP-MS or ICP-AES (ME-MS61).

The secondary laboratory used is SGS-Geosol in Vespasiano, Minas Gerais, Brazil utilizing the following analytical methods:

•	Copper analysis by multi-acid digestion and atomic absorption reading (AAS41B)

•	Soluble copper by acetic acid digestion and atomic absorption reading (AAS51C)

•	Gold by FA of 50g aliquot, digestion with aqua regia and reading by atomic absorption (FAA505)

•	Multi-element (including main elements and traces, in addition to copper, sulfur and uranium) with digestion by four acids and readings ICP-AES or ICP-MS (ICM40B)

•	Carbon and sulfur by LECO (CSA17V)

•	Fluorine by ion-specific electrode (ISE), (ISE03A).

Grade Control

Blast-hole samples are prepared and assayed at the Salobo mine operations laboratory which has separate areas for the preparation of concentrate, tailings and blast-hole samples to avoid contamination. The preparation laboratory is well organized, and has modern equipment including ESSA jaw crushers, rotary splitters, puck-and-bowl pulverizers and Mettler-Toledo precision scales. A special, separated, scale room is used only for gold assays. The dust-extraction system is in place to reduce the chances of sample contamination.

The preparation procedure implemented for blast-hole samples is as follows:

•	Drying in an electric oven at 105°C

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•	Jaw-crushing to >95% passing -3 milometre size; granulometric tests are carried to check particle size on one in 20 samples

•	Homogenization and splitting using rotary splitters to obtain 500 g splits

•	Pulverization using puck-and-bowl pulverizers to >95% passing 0.105 mm; granulometric and mass-loss checks are carried out on one in 20 samples on 100 g subsamples that are later discarded

•	The pulverized material is bagged and submitted for chemical assay.

Blast-hole samples are assayed at the Salobo mine operations analytical laboratory for copper, gold, silver iron, carbon, sulphur, fluorine, chlorine and soluble copper.

Precision scales and assay instruments are linked to a laboratory information management system (LIMS) to ensure the assay data are digitally transferred into the mine database. The LIMS is programmed to determine when readings comply with the required quality-control thresholds. Turnaround time is usually less than 24 hours for most elements, and four to five days for fluorine and chlorine.

Assay batches are usually organized in 25 samples, not including the internal control samples. The lab’s quality control (QC) protocol includes the insertion of one reference material, one reactive blank (consisting of pure solution or flux in the case of FA), one coarse duplicate, and one pulp duplicate per batch.

Quality Assurance and Quality Control

The quality control (QC) program implemented at the Salobo mine varied considerably over time, depending on the primary analytical laboratory used for assaying.

•

1986 – A total of 402 samples were resubmitted to alternative laboratories for external checks with GEOSOL acting as secondary laboratory for the Docegeo laboratory for copper and gold assays, the pilot plant laboratory as secondary laboratory for Docegeo on copper assays and Docegeo as secondary laboratory for the pilot plant laboratory for gold assays.

○	Results on copper assays indicated good correlation between the three laboratories; however, poor correlation was obtained between GEOSOL and Docegeo on the gold assays.

•

1993 – The QC program included external checks of 5% of the samples at the Nomos laboratory (for Cu) and at Fazenda Brasileira (for Au), using the FA method. In total, copper checks were conducted on 664 samples, and gold checks on 2,168 samples. For both elements, the correlation between laboratories was assessed as good.

•

1997 – SMSA implemented a QC program consisting of the insertion of 574 coarse duplicates and 14 reference materials, and the submission of 750 check samples to the Label laboratory for external checks.

•

2002 – Due to the lack of appropriate QC results for the drilling campaigns prior to 2002, a re-assay campaign was initiated to validate the available analytical data, thus a total of 51,768 of the original 75,577 samples drilled prior to 2002 were re-assayed to corroborate the original results.

•

Vale concluded that the external assay check review revealed bias for copper and gold assay results obtained by Nomos and Gamik laboratories. Based on the results obtained, Vale applied an adjustment factor to original sample grades.

•

2002-2003 – In-house Standard Reference Material (SRMs) samples used during the 2002–2003 campaign (a total of nine) were derived from both the sulphide and oxide mineralization and incorporate a significant spread in the copper and gold grades. The recommended values for SRMs were established from a set of analytical results provided by three laboratories (the former Bondar Clegg laboratory, Gamik and Lakefield / GEOSOL). Each laboratory analyzed 10 aliquots of each SRM.

○

Two internal SRM samples were also prepared; however, they became available only at the end of the drilling program. As a result, a total of 1,500 samples from the 2002–2003 drilling program were selected for re-assaying in order to validate the 2002–2003 assay data. A total of 76 samples of two internal, project-derived SRMs were randomly inserted in the batch (5% frequency).

•

AMEC Foster Wheeler reviewed the QC data reported by CVRD (2003) and concluded that copper and gold check assays did not reveal significant biases, and that precision was within acceptable limits. Bongarcon (2003) also reviewed the 2002–2003 QC data and concluded similarly that the special lot assays validated the 2002–2003 data for use in Mineral Resource estimation.

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•

2017 – 2019 – With the recommencement of drilling in 2017, a QA/QC program was implemented aimed at ensuring the quality of physical preparation and chemical analyzes of samples and density tests. The program consists of the blind insertion of blanks, crushed duplicates, pulp duplicates, batch pulp duplicates, pulp duplicates to a secondary lab and certified standards.

Sample Security

All drill core was brought from the drill site at the end of shift and stored in a purpose-built logging and storage facility. All drill core is stored in wooden boxes with proper numbering to indicate the drill hole number and meterage. The core storage and logging facility is kept locked when unoccupied. Unshipped samples are also stored in a secure facility at the same location.

Since August 2010, the evaluation of drilling and mine information has been uploaded to a Geovia Gems SQL database. This provides the geologists and mine engineers with a secure and more efficient access to information.

In 2019, all short-range and long-range dataset is transferred to the GDMS database system, which is being used for drill core logging.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (gold only, 75% attributable) for the Salobo mine as of December 31, 2019.

Mineral Resource estimation is completed by João Dirk, a Vale employee. The estimates are prepared according to the 2014 CIM Definitions Standards and the 2003 CIM Best Practice Guidelines.

Mineral resources that are not Mineral Reserves do not have demonstrated economic viability.

There has been insufficient exploration to classify the Inferred Mineral Resources as an Indicated or Measured Mineral Resource. The extent to which further exploration may result in upgrading them to an Indicated or Measured Mineral Resource category is uncertain at this time. An Infill drilling commenced in 2017, targeting areas of lower density drilling with the intent of upgrading Inferred resources.

A long-range diamond drilling program started in 2017 and completed approximately 35,000 m by the end of 2019. Since Salobo has not had a drill program since 2003, it took some time to ramp up the processes required to manage the core. The core shed was cleaned and prepared to receive the equipment. Saw machines, weighing scales and other equipment was purchased and the Salobo Operations laboratory had to build a separate preparation line to prepare the new core. A new core shed is being built in the town of Parauapebas which the mine will transition to when completed.

In September 2019, all the backlog from 2017 and 2018 was logged, sampled, and analyzed. At the end of 2019 there was a sampling backlog of 5,000 m from the 2019 drilling. The December 31, 2019 block model update included 22,000 new samples. Updates of the long-range Mineral Resource model are also based on the short-range production reconciliation results. Blasthole information is used to update long-range geological model contours in the mined-out zone.

Mineral Resource modeling for Salobo utilizes drilling data, enhanced knowledge of metallurgical processing, geology and mineralization, and refined interpolation parameters. The geologic and Mineral Resource models were constructed using GEMS™ and Isatis® software. The estimated Mineral Resources are then converted to Mineral Reserves using long term mine planning techniques and quoted above a cutoff grade of 0.253% Cu equivalent (CuEq).

Only diamond drill hole composites form the database and are considered in building the Mineral Resource model for the Salobo deposit.

Mineral resources were classified as Measured, Indicated and Inferred in accordance with 2014 CIM Definition Standards. Vale’s geologic and block models have been peer reviewed via external audits. No inferred resources are converted to Mineral Reserves.

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Mining Operations

The Salobo mine utilizes standard open pit methods, developed in 15 metre benches, with trucks and shovels. After drilling and blasting the material, cable shovels, large front-end loaders and hydraulic excavators are used to load this material. A fleet of 240 tonne and 360 tonne trucks are used to haul the waste material to waste dumps proximal to the pit or ore material to the primary crusher. Lower grade ore is stockpiled for later processing.

The mine planning objective is to mine the ore sequentially in mining phases, considering the largest possible vertical spacing between phases. The plan is to provide an approximately steady annual production of 36.0 million tonnes to the mill. Initial production from the expansion is expected in January 2022.

The ultimate pit was designed in 2017 based on the 2016 Whittle pit optimization results and incorporating the revised pit wall designs.

After estimating Mineral Reserves, a practical and executable production schedule is developed by short and long term mine planning teams. The ultimate pit has been subdivided into eight phases two of which have been mined out, the remaining six phases form the basis of the LOM.

In general, the phases have been sequentially scheduled with a maximum ore plus waste production rate of 126 million tonnes per year feeding 36.0 million tonnes of ore to the processing plant. This plan achieves the 36 million tonnes per year plant throughput by processing a portion of the material that would have been stockpiled in the previous 24 million tonnes per year production plan. Maintaining the high-grade strategy used in the 36 million tonnes per year plan would require increasing mine production by purchasing additional equipment and hiring personnel which are not currently planned but may be considered in the future.

The open pit mine life is approximately 25 years, ending in 2044. However, the process plant will continue to operate by reclaiming stockpiled material until 2052. Phasing of the open pit development and application of the cutoff grade strategy allows higher grade ore (above 0.90% Cu) to be processed in the initial years of the operation.

Once the stockpile has been reclaimed, there are additional mineral resources in the Salobo pit that could sustain the operation for another 10 years.

Recovery Methods

The process flowsheet has evolved through the various study phases of the Salobo mine, incorporating the additional knowledge gained from metallurgical testwork and the relative importance of the identified lithologies in the Mineral Resource and Mineral Reserve estimates. In particular, the following stages of the Salobo mine development contributed to the evolution of the retained flowsheet.

•

The CVRD and Anglo American testwork program, from 1986–1987, provided the basis for a prefeasibility study completed by Bechtel in 1988. At this stage, fluorine contamination of the concentrate was recognized.

•	The SMSA testwork program, culminating in a pilot plant campaign at the CRC, performed between 1993 and 1998, provided additional data for a final feasibility study completed by Bechtel.

•

Locked-cycle flotation tests, flotation variability, and grinding studies, completed in 2003 and 2004, were used by Fluor Daniel to complete a second feasibility study in 2004, which evaluated production scenarios at 12 M/ta and 24 Mt/a.

•

A trade-off study using high-pressure grinding rolls (HPGR) for tertiary crushing as an alternative to conventional semi-autogenous grinding (SAG), conducted from 2005–2006. The data thus collected were used by Kvaerner to prepare a trade-off study, from which the HPGR approach was adopted.

HPGR were retained instead of SAG mills because of the high magnetite (and copper) content of critical-size pebbles that would have been removed with the magnet protecting the pebble crushers, and therefore requiring additional re-handling (per Vale’s experience at Sossego). In addition, the relatively high ore hardness and its expected variability as different mixtures of ore lithologies are introduced as plant feed, would have caused high-frequency variability in plant throughput in a typical SAG mill–ball mill–pebble crusher (SABC) circuit.

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Phase I of the Salobo plant (Salobo I) was designed to process 12 Mt/a of ore, to produce approximately 100 kilotonnes of copper-in-concentrate annually. Production commenced in June, 2012.

The Salobo II plant permitted a doubling of the nominal plant throughput, to 24 Mt/a, with an annualized copper-in-concentrate production of approximately 200 kilotonnes. The Salobo II plant was commissioned in June 2014 and is basically a mirror-image of Salobo I, i.e. essentially two identical, parallel, production lines.

Salobo I and II are designed to operate 365 days per year, 24 hours per day and with a targeted 90% of actual operating time, accounting for availability and utilization.

Apart from the inclusion of HPGR for tertiary crushing duty, ahead of ball milling, the circuit is conventional, but with the flotation cleaning circuit making extensive use of flotation columns, to reduce entrainment of F-bearing non-sulphide gangue minerals such as fluorite and biotite.

The existing processing plants, line 1 and line 2 (Salobo I and II), have proven capable of processing nominally 12 Mt of ore annually each. Vale have decided to increase the ore processing capacity to a total of 36 Mtpa by the implementation of the Salobo III Project.

A summary of the main unit processing operations at Salobo I and II follows:

Run-of-mine ore at 2.5 metre top size is hauled in 240 tonne trucks and crushed in one of two 60” x 89” primary gyratory crushers. Primary crushed ore is conveyed to a common crushed ore stockpile which has a live capacity of approximately 24,800 tonnes and a total capacity of 73,400 tonnes.

Four coarse ore stockpile reclaim feeders are used to feed the secondary crushing circuit consisting of two MP-100 cone crushers and conveyors and screens to produce a product with sizing 80% passing 38 millimetres.

Secondary-crushed product is then conveyed in a two kilometre long pipe conveyor to the secondary crushed ore stockpile. This stockpile has a total capacity of approximately 171,000 tonnes and a live capacity of about 75,000 tonnes.

Two parallel lines of four operating reclaim feeders each are then used to reclaim the crushed ore and deliver it to the HPGR circuit.

Each of the four HPGR units has a two metre diameter drum by 1.5 metre wide. The maximum feed size is 55 milometres and the HPGR product is exhibiting 80% passing 17 milometres. The crushed HPGR product is screened with the undersize, at 80% passing six milometres being combined with ball mill discharge.

Ball mill discharge and HPGR product are classified by hydrocyclones to a product of 80% passing 106 microns hydrocyclones, of which seven are typically operating. Hydrocyclone underflow is fed by gravity to an overflow. Each of the four ball mills are 7.9 metres diameter by 12.2 metres long, equipped with a 17 MW gearless motor.

The flotation circuit is of conventional design but the cleaning circuit is making extensive use of column flotation, in order to improve rejection of gangue contaminants carrying fluorine values. Lime is added at the front end of the circuit to raise the pH to about 10. Addition of NaHS previously was made ahead of roughing so as to clean the surfaces of the bornite and increase its recovery. PAX and a dithiophosphate are used as the primary and secondary collectors, respectively. Frothing is provided by propylene glycol and methyl isobutyl carbinol (MIBC).

Rougher and scavenger flotation is carried out in four parallel lines (one for each ball mill) of two cells each. Staged Flotation Reactors (SFR’s) have been installed on the rougher tailings. The concentrate from the SFR’s reports to concentrate regrinding. SFR tailings gravitate to the tailings storage facility (TSF), while the concentrate advances to the regrinding circuit. The cleaning circuit is divided into three upgrading stages of column flotation cells and closed by a cleaner–scavenger bank of conventional agitated cells. The arrangement of each upgrading stage is typical, whereas the concentrate of one stage advances to the next one and the tailings are moved back to the previous stage. Exceptions are found with the Cleaner 1 tailings, proceeding to the cleaner–scavenger and Cleaner 3 concentrate, which is the final concentrate.

The cleaner–scavenger concentrate is combined with the second Rougher concentrate and undergoes regrinding in one of four vertical mills fitted with 1.1 MW motors. These mills, filled with 20 milometre diameter steel grinding media,

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are operated in closed-circuit with one dedicated cyclone cluster per mill, ensuring a regrinding circuit product at 80% passing 20 µm.

The final concentrate exiting Cleaner 3 is pumped to one of two 15 metre diameter high-capacity thickener, producing an underflow slurry at 65% solids. This slurry is transferred to a surge tank ahead of the concentrate filters.

The concentrate is dewatered further through the use of four pressure filters, each with a horizontal frame holding 50 plates of 1,500 milometre x 1,500 milometre. A typical filtration cycle lasts 18 minutes. The filtered concentrate has a residual moisture content of about 11%. It is stockpiled below the filters in a covered concentrate storage area holding 6,000 tonnes.

Concentrate is reclaimed by front-end loader and loaded into trucks at a nominal rate of 1,500 wet metric tonnes per day. The concentrate is weighed to about 27 wmt in the trucks using a static scale and delivered to a rail spur storage area at the town of Parauapebas, some 94 kilometres away. The warehouse can hold 16 kilotonnes of concentrate, allowing for blending when required. The concentrate is reclaimed by front-end loader and loaded into 80–90 wmt railcars carrying it to the port of Itaqui, in São Luís, in trains of 100 railcars. The concentrate is stored there in an enclosure with a capacity of 50 kilotonnes, while awaiting loading into boats at a rate of 1,100 wmt/h. Sampling of the concentrate is carried out at the Port of Itaqui, in lots of 500 wmt, when the material is reclaimed by loader and placed on the conveyor system feeding it into ships. Shipment weights can vary from 13 kilotonnes to 45 kilotonnes, with two to three shipments completed per month.

The combined flotation circuit tailings (Rougher 2 and cleaner–scavenger tailings) flow by gravity from the plant to the TSF, located directly north of the processing plant. Tailings are dumped from a single-point discharge and create a beach on the south side of the dam. Over the mine life, several phases of dam raising with mine waste will be required to provide the required storage volume. Vertical pumps installed on pontoons pump recycled tailings water back to the process plant, accounting for over 95% of the total process water requirements.

The Salobo III Project includes all equipment and unit operations necessary for the processing of copper ore from the receipt of ROM in primary crushing to the storage of concentrate at the plant, including all utilities, infrastructure and operational and administrative support functions.

The process route is very similar to the existing processing plant and basically consists of the stages of comminution (crushing and grinding), classification (wet screening and cycloning), concentration (flotation), regrinding and solid-liquid separation (thickening and filtering). New facilities for all of the major unit operations will be constructed with the exception of concentrate filtration, storage and load out where the existing facilities will be expanded.

At the new plant, the ore will be transported from the mine or temporary stockpile by the mine’s off-road trucks and will pass through the primary crushing stages (gyratory crusher) to a stock-pile, primary screening in a closed circuit with cone crushers and transported through long distance conveyors (TCLD) to the concentration plant. Ore is then recovered from the pile and crushed through high-pressure grinding roll (HPGR), in a closed circuit with secondary wet screening, and ball mill grinding. The grinding product will feed the flotation circuit composed of cells, columns and vertical regrinding mills. The concentrate will be thickened and filtered. The tailings will be sent by gravity to the impoundment. Modifications in the design basis have been incorporated to provide more surge capacity throughout the beneficiation plant circuit which will provide enhanced operability.

Production Information

Capital and Operating Costs

The table below summarizes the capital expenditures for 2018 and 2019 as well as the five-year plan. A total of US$756.3 M will be invested in sustaining capital over the next five years for mine and processing plant improvement and upgrades (equipment, materials, spare parts, etc.), health, safety, and environmental sustaining expenditures relating to dam works.

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Item	2018 Actual	2019(1) Forecast	2020	2021	2022	2023	2024
Growth – Salobo III	2.9	143.7	401.1	368.6	105.7
Sustaining	123.3	113	153.4	168.6	221.5	200.4	111.1
Mine	98.4	62.5	59.5	63.4	98	105.8	72.2
Processing Plant	19.9	20.2	21.6	40.5	24.4	17	11.2
Dikes and Dams	2.9	16.4	28.7	22.1	72.3	73.3	24.2
Logistics	0.5	1.3	6.7	7.4	4.3	2.3	1.4
Others	1.6	12.6	36.9	35.2	22.5	2	2.1

Total (US$ M)	126.2	256.7	554.5	537.2	327.2	200.4	111.1

Notes:

(1)	Full cash operating costs per tonne Cu – excludes only amortization and depreciation

In 2020, the sustaining capital is composed mainly of acquisitions and replacement of mine equipment (US$27 M), dam works (US$25 M), construction of new administrative structures (US$13 M), construction of roads (US$10 M), plant maintenance components (US$8 M) and Mine Equipment Spare Parts (US$7 M).

The Salobo III Project construction began in 2019 with production ramp-up planned for 2022. The total capital expenditure is estimated to be US$1,022 M over 4 years. The Salobo III Project is expected to increase processing plant capacity at Salobo to 36 M tonnes per annum in 2022.

Although higher costs were incurred for maintenance materials, fuel and tires, the annual unit mining operating cost decreased in 2019 compared to 2018 due to changes in the BRL/US$ foreign exchange rate.

The following table lists the forecasted LoMP unit operating costs. Total annual costs are divided by total mine movement to determine the operating unit costs as an output.

Cost (US$ M)	2018 Actual	2019 Forecast	2020	2021	2022	2023	2024
Mine	334.3	341.9	340.1	346.1	348.2	350.7	343.5
Processing Plant	186.8	175.9	188.1	193.4	269.3	282	284.8
Other Costs(1)	78.3	74.8	85.2	83.7	91.3	97.5	89.6
Total	599.4	592.6	613.4	623.2	708.8	730.2	717.9
Tonnes Cu	192,592	194,364	200,739	199,970	238,064	257,851	214,925
Cost per Tonne Cu	3,112	3,049	3,056	3,116	2,977	2,832	3,340

Notes:

(1)	Excludes Ocean Freight

Gold Production

The following table summarizes 2012 to 2019 production (100% basis) from the Salobo mine.

Year	Tonnage	Feed Grades		Concentrate
	(kt)	Cu (%)	Au (g/t)	Tonnage (t)	Cu (%)	Au (g/t)
2012	1,816	1.13	0.74	32,231	40.8	20.44
2013	7,366	1.09	0.76	165,471	39.4	21.92
2014	12,474	0.97	0.62	255,511	38.5	19.51
2015	20,288	0.88	0.57	402,592	38.6	19.41
2016	21,401	0.94	0.67	445,238	39.5	22.18
2017	23,650	0.95	0.67	498,172	38.8	21.63
2018	23,657	0.95	0.66	509,811	37.8	22.05
2019	22,486	0.97	0.68	509,778	37.2	22.47

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DIVIDENDS

Under the Company’s dividend policy, the quarterly dividend per Common Share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the then outstanding number of Common Shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per Common Share for the duration of 2020.

The declaration, timing, amount and payment of dividends remains at the discretion of the Company’s Board of Directors and will depend on the Company’s cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Wheaton paid a total of $0.36 per Common Share in dividends in 2019.

A quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on April 21, 2017 for the first quarter of 2017. A second quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on June 6, 2017. A third quarterly dividend of $0.10 per share was paid to holders of record of the Common Shares as of the close of business on September 8, 2017. A fourth quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on December 7, 2017. The total of dividends paid during 2017 was $0.33 per Common Share.

A quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on April 6, 2018 for the first quarter of 2018. A second quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on May 25, 2018. A third quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on August 29, 2018. A fourth quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on November 30, 2018. The total of dividends paid during 2018 was $0.36 per Common Share.

A quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on April 18, 2019 for the first quarter of 2019. A second quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on May 24, 2019. A third quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on August 23, 2019. A fourth quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on December 16, 2019. The total of dividends paid during 2019 was $0.36 per Common Share.

Effective March 20, 2014, the Company adopted a Dividend Reinvestment Plan. The Dividend Reinvestment Plan was effective commencing with the second quarterly dividend of 2014. A total of 1,175,517 Common Shares were issued under the Dividend Reinvestment Plan during 2017, a total of 1,461,074 Common Shares were issued under the Dividend Reinvestment Plan during 2018 and a total of 1,261,667 Common Shares were issued under the Dividend Reinvestment Plan during 2019.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 27, 2020, 448,150,003 Common Shares and no Preference Shares were issued and outstanding.

The Company issued common share purchase warrants to Vale (the “Vale Warrants”), which are exercisable to acquire one Common Share until February 28, 2023. The exercise price for the Vale Warrants was reduced during 2016 from $65.00 to $43.75 in connection with the Second Amended Salobo PMPA. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances. No fractional Common Shares will be issuable upon the exercise of any Vale Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Vale Warrants will not have any voting rights or any other rights which a holder of Common Shares would have. The Vale Warrants are authorized to be issued under a warrant indenture entered into between the Company and Canadian Stock Transfer Company dated February 28, 2013 and amended as of August 2, 2016. As of March 27, 2020, 10,000,000 Vale Warrants were issued and outstanding. The Vale Warrants have been, and may in the future be, transferred to a third party.

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Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The Company has adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Act. The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company.

Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Company provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do the Common Shares contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company’s Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

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TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “WPM”. The following table sets forth information relating to the monthly high and low closing prices and volume of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume
January 2019	27.68	25.15	22,403,953
February 2019	29.65	27.60	19,414,773
March 2019	33.69	28.41	28,270,421
April 2019	31.75	28.84	22,193,475
May 2019	29.89	26.56	22,914,799
June 2019	32.96	29.85	23,296,750
July 2019	36.02	30.60	19,442,685
August 2019	39.81	34.52	21,396,646
September 2019	40.75	34.74	23,216,130
October 2019	36.92	33.26	17,921,304
November 2019	37.19	34.77	16,304,965
December 2019	39.25	35.80	16,435,418

The price of the Common Shares as quoted by the TSX at the close of business on December 30, 2019 (being the last trading day of 2019) was C$38.64 and on March 27, 2020 was C$39.42.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company as of the date of this annual information form.

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Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation
Douglas M. Holtby British Columbia, Canada	Chairman of the Board and Director since April 2006 (4)	Corporate Director

George L. Brack (3) British Columbia, Canada	Director since November 2009 (4)	Corporate Director

John A. Brough (1)(3) Ontario, Canada	Director since October 2004 (4)	Corporate Director

R. Peter Gillin (2) Ontario, Canada	Director since October 2004 (4)	Corporate Director

Chantal Gosselin (1)(3) Ontario, Canada	Director since November 2013 (4)	Corporate Director

Charles A. Jeannes (2) Nevada, USA	Director since November 2016 (4)	Corporate Director

Eduardo Luna (2) Mexico City, Mexico	Director since December 2004 (4)	Corporate Director

Marilyn Schonberner (1)(2) Alberta, Canada	Director since February 2018 (4)	Corporate Director

Randy V. J. Smallwood British Columbia, Canada	President, Chief Executive Officer and Director Director since May 2011 (4)	President and Chief Executive Officer of Wheaton

Gary D. Brown British Columbia, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Wheaton

Curt D. Bernardi British Columbia, Canada	Senior Vice President, Legal and Corporate Secretary	Senior Vice President, Legal and Corporate Secretary of Wheaton

Haytham H. Hodaly British Columbia, Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of Wheaton

Patrick E. Drouin British Columbia, Canada	Senior Vice President, Investor Relations	Senior Vice President, Investor Relations of Wheaton

(1)	Member of the Audit Committee. Mr. John A. Brough is the Chairman of the Audit Committee.
(2)	Member of the Human Resources Committee. Mr. R. Peter Gillin is the Chairman of the Human Resources Committee.
(3)	Member of the Governance and Sustainability Committee. Mr. George Brack is the Chairman of the Governance and Sustainability Committee.
(4)	Directors are elected at each annual meeting of Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

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Douglas M. Holtby – Chairman of the Board and Director. Mr. Holtby is currently President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. Mr. Holtby was a Director of Goldcorp from 2005 to April 2016 and during that time served as the Chair, Vice-Chair and Lead Director, as a member of the Governance Committee and the Audit Committee and as Chair of the Compensation Committee. From June 1989 to June 1996 Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996 he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999 he was a Trustee of ROB.TV and CKVU, from 1974 to 1989 he was President of Allarcom Limited and, from 1982 to 1989 he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Holtby is also a National Association of Corporate Directors Board Leadership Fellow.

George L. Brack – Director. Mr. Brack serves as the non-Executive Chair of Capstone Mining Corp. and as a director of Alio Gold Inc. In addition to his current board roles, during the past 19 years, Mr. Brack served as a director on the boards of directors of ValOro Resources Inc. (now Defiance Silver Corp. and formerly Geologix Explorations Inc.), Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack’s 35 year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd. and lead its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom. Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation. Mr. Brough was formerly a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust from 2008-2018. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

R. Peter Gillin – Director. Mr. Gillin is a corporate director serving on the Boards of several public companies. Mr. Gillin has been a director of Turquoise Hill Resources Ltd. since May 2012 and was appointed Chairman in January 2017. He also has served as a director of Dundee Precious Metals Inc. since December 2009 (lead director since May 2013) and a director of TD Mutual Funds Corporate Class Ltd. since 2010, and since 2004 has been a member of the Independent Review Committee of TD Asset Management Inc. Mr. Gillin formerly served as a director of Sherritt International Corporation from January 2010 to June 2019 (lead director from June 2017). From December 2005 to September 2012, Mr. Gillin was a director of Trillium Health Care Products Inc. (a private company). From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. and until 2009 was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company. Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. Until 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank. He holds an HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

Chantal Gosselin – Director. Ms. Gosselin has over 25 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets

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(now Canaccord Genuity Group) and held mining positions with Haywood Securities Inc. and Dundee Securities Corporation. Prior to her financial services experience, she held various mine site management positions in Canada, Peru and Nicaragua. Ms. Gosselin received her Bachelor of Science Mine Engineering degree from Laval University and completed a Master in Business and Administration at Concordia University. She also completed the Chartered Investment Manager designation and the Director Education Program. Ms. Gosselin currently serves as a director of Lundin Gold Inc. and Reunion Gold Corporation and previously served as a director of Peregrine Diamonds Ltd. until its acquisition in 2018. Ms. Gosselin also serves as a director and member of the audit committee of Windiga Energy, a private alternative energy company. Ms. Gosselin formerly served as a director and a member of the audit, corporate governance and nominating (Chair) and technical committees of Capstone Mining Corp. from 2010 to November 2016.

Charles A. Jeannes – Director. Mr. Jeannes joined the Board of Wheaton in November 2016. Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. (now Newmont) from December 2008 to April 2016, he led Goldcorp’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Mr. Jeannes formerly held the role of Executive Vice President, Corporate Development of Goldcorp where he managed a series of M&A transactions that contributed to the company’s significant growth. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes was formerly a director of Tahoe Resources Inc. until its acquisition by PAAS in early 2019 and currently serves as a director of PAAS and Chair of Orla Mining Ltd. He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations. Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law. Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the University of Nevada, Reno Foundation.

Eduardo Luna – Director. Mr. Luna is currently a Director and Chairman of Rochester Resources Ltd. (“Rochester”), a junior natural resources company and Coeur Mining, Inc., a precious metals miing company. Mr. Luna was previously Chief Executive Officer of Rochester from August 2007 to March 2018. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. Mr. Luna also previously served as a Director of Primero from 2008 to 2016 and during that time held senior positions including Executive Vice President and President (Mexico), Co-Chair, and President and Chief Operating Officer. Mr. Luna previously served as a Director of DynaResource, Inc. from March 2017 until November 2019. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He was recently inducted into the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato.

Marilyn Schonberner – Director. Ms. Schonberner served as the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC from January 2016 until her retirement in June 2018. Ms. Schonberner joined Nexen in 1997 and over her 21 year career with the company held positions of increasing responsibility including General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning. Before joining Nexen, Ms. Schonberner spent over 15 years in Finance, Strategic Planning and Organization Development in the energy and consulting sectors. Ms. Schonberner currently serves on the board of directors of New Gold Inc. and is the Chair of the Audit Committee. She is also a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. She obtained a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a Chartered Professional Accountant, Certified Management Accountant and Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors.

Randy V. J. Smallwood – President, Chief Executive Officer and Director. Mr. Smallwood holds a geological engineering degree from the University of British Columbia. Mr. Smallwood was involved in the founding of Wheaton and in 2007, he joined Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an

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exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly, one of the most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Wheaton. Mr. Smallwood has served on the board of Defiance Silver Corp. (formerly ValOro Resources Inc. and Geologix Explorations Inc.) since 2005. Mr. Smallwood formerly served on the board of Ventana Gold from 2008 to 2011, Castle Peak Resources from 2010 to 2012, and Tigray Resources Inc. from 2011 to May 2014. Mr. Smallwood is also a board member of Special Olympics BC and Mining4Life, and a co-chairman of MineralsEd BC, and previously served on the board of the BC Cancer Foundation. In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award.

Gary D. Brown – Senior Vice President and Chief Financial Officer. Mr. Brown is currently the Senior Vice President and Chief Financial Officer of Wheaton having joined the Company in June 2008. Prior to Wheaton, he was the Chief Financial Officer of TIR Systems Ltd. from September 2005 to July 2007. He has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings over 28 years of experience as a finance professional and holds professional designations as a Chartered Professional Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo. Mr. Brown has also been a director of Global Battery Metals Ltd. (formerly Redzone Resources Ltd.) since 2011.

Curt D. Bernardi – Senior Vice President, Legal and Corporate Secretary. Mr. Bernardi joined the Company in 2008 and has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. Mr. Bernardi has served as a Director on the Board of the Lions Gate Hospital Foundation since September 2016. He also sits on the Governance and Nominating Committee and is Chair of the Patient Experience Fund. In 2015, Mr. Bernardi received the Western Canada General Counsel Award for Deal Making for outstanding performance in successfully completing complex transactions. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

Haytham H. Hodaly– Senior Vice President, Corporate Development. Mr. Hodaly joined Wheaton in 2012, bringing with him over 18 years of experience in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. In this role, he was responsible for providing, to a wide range of institutional clients around the globe, up-to-date and insightful research coverage of North American-listed precious metals companies. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. During his tenure, he helped to establish Salman Partners Inc. as a leading independent, resource-focused and research-driven investment dealer. Mr. Hodaly has also been a director of Goldsource Mines Inc. since 2017 and a Director of the Denver Gold Group since 2019. Mr. Hodaly is an engineer with a B.A.Sc. in Mining and Mineral Processing Engineering and a Masters of Engineering, specializing in Mineral Economics.

Patrick E. Drouin – Senior Vice President, Investor Relations. Mr. Drouin joined the Company in 2012, bringing with him 12 years of experience in the financial industry. He worked for UBS Securities from 2001 to 2012 in institutional equity sales across North America and in Europe, most recently in London as Head of European Sales for UBS Canada. In this role, Mr. Drouin built a sales platform responsible for advising fund managers on Canadian equities. He was also a member of the UBS Canadian Executive Committee, which oversaw strategic decisions for the Canadian business. Prior to this, Mr. Drouin worked in both Toronto and San Francisco for UBS Canada, advising the largest US institutional investors on Canadian equities. Throughout his advisory career, he has focused on the resource sector. Prior to UBS, he served as a Project Geologist in the San Francisco Bay Area for William Lettis & Associates. Mr. Drouin has an MBA from the Rotman School of Management, University of Toronto, and a Masters in Geology from the University of Memphis.

As at December 31, 2019, the directors and executive officers of Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 604,240 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Wheaton as a group is based upon information furnished by the directors and executive officers.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than: Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera from October 2003 to December 2008, a company that filed for protection under the CCAA with the Ontario Superior Court of Justice on January 16, 2008. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Conflicts of Interest

To the best of Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Wheaton and any director or officer of Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Wheaton and their duties as a director or officer of such other companies. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, to the best of the Company’s knowledge, the Company is not and was not, during the year ended December 31, 2019, a party to any legal proceedings, nor is any of its property, nor was any of its property during the year ended December 31, 2019, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated, except as set forth below.

The Company is currently the subject of litigation in connection with a United States securities class action complaint In re Silver Wheaton Securities Litigation. See “Risk Factors – Litigation, Claims and Proceedings” and “Description of the Business – U.S. Shareholder Class Action”. The Company is also the subject of litigation in a class action filed in Ontario, Canada Suzan Poirier and Silver Wheaton Corp. et al. See Risk Factors – Litigation, Claims and Proceedings” and “Description of the Business – Canadian Shareholder Class Action.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2019, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2019.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this annual information form, since January 1, 2015, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is AST Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contract entered into by the Company as of the date of this annual information form or before such time that are still in effect, other than in the ordinary course of business, is the Revolving Facility dated as of February 27, 2015, as amended, between the Company and the lenders. See “Description of the Business – Amended Revolving Credit Facilities.” The Revolving Facility (and all amendments) is available on SEDAR at www.sedar.com under the Company’s profile.

INTERESTS OF EXPERTS

The scientific and technical information for the Company’s mineral projects on a property material to the Company contained in this annual information form has been prepared in accordance with the exemption set forth in Section 9.2 of NI

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43-101 and was sourced by the Company from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

a.	Peñasquito mine – Newmont’s Form 10-K filed with the SEC on February 20, 2020; and

b.	Salobo mine – Salobo Report.

A summary of the information sourced from the annual information form of Newmont is contained in this annual information form under “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico”.

The scientific and technical information for the Salobo mine was sourced by the Company from the Salobo Report and updated with information derived from the Salobo mine operations after the effective date of the Salobo Report. Neil Burns, P.Geo, Vice President, Technical Services, Wheaton, Chris Gauld, P.Geo., Principal Geologist, Resource Management, Vale Base Metals, Marcos Dias Alvim, P.Geo., FAusIMM(CP), Long Term Planning Manager, South Atlantic Operations, Vale Base Metals, and Maurice Tagami, P.Eng., Technical Ambassador, Wheaton prepared the Salobo Report. A copy of the Salobo Report is available under Wheaton’s profile on SEDAR at www.sedar.com and on EDGAR at (www.sec.gov) and a summary of the Salobo Report is contained in this annual information form under the heading “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil”.

Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Company and Ryan Ulansky, M.A.Sc., P.Eng., Senior Director, Engineering, of the Company are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the Peñasquito mine and the Salobo mine contained in this annual information form.

The aforementioned firms or persons (including any designated professional of such firms or persons, as such term is defined in National Instrument 51-102) held no securities of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates, other than the authors of the Salobo Report, Neil Burns and Ryan Ulansky, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Neil Burns and Ryan Ulansky who are employees of the Company.

Deloitte LLP is the independent registered public accounting firm of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company. The Audit Committee also has oversight responsibility for significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee charter is attached hereto as Schedule “A”.

The current members of the Company’s Audit Committee are John A. Brough (Chairman), Chantal Gosselin and Marilyn Schonberner. Each of the members of Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described

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above, all members of the Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

The Audit Committee met four times in 2019. Each of members of the Audit Committee who were directors of the Company and members of the Audit Committee at the time were present at all four meetings.

Relevant Education and Experience

See “Directors and Officers” for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy requires consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted non-audit, audit and audit-related services.

External Auditor Service Fees

Deloitte LLP, Independent Registered Public Accounting Firm, were the auditors of the Company for the year ended December 31, 2019. Fees billed by Deloitte LLP in respect of services for the years ended December 31, 2018 and December 31, 2019 are detailed below:

	2018 (1) (C$)	2019 (1) (C$)
Audit Fees (2)	938,313	1,012,627
Audit-Related Fees (3)	18,445	9,971
Tax Fees (4)	26,518	26,651
All Other Fees (5)	219,808	26,787

TOTAL	1,203,084	1,076,036

(1)	Audit fees are paid in Canadian dollars.
(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees relate to the Canadian Public Accountability Board participation fee.
(4)	Tax fees were paid for advisory services.
(5)	All Other Fees relate to risk advisory services and certain costs incurred in connection with outstanding litigation.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 21, 2018 prepared in connection with its annual and special meeting of shareholders held on May 9, 2019. The Company’s management information circular for the year ended December 31, 2019 will be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 14, 2020 which will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2019.

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IMPORTANT NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;

•	the impact of epidemics (including the COVID-19 virus pandemic);

•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);

•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;

•	the estimation of produced but not yet delivered ounces;

•	any statements as to future dividends;

•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;

•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

•	the ability to sell precious metals and cobalt production;

•	confidence in the Company’s business structure;

•	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;

•	possible audits for taxation years subsequent to 2015;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks association with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•	risks related to the uncertainty in the estimation of production from Mining Operations;

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [93]

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•	credit and liquidity risks;

•	mine operator concentration risks;

•	indebtedness and guarantees risks;

•	hedging risk;

•	competition in the streaming industry risk;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to security over underlying assets;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

•	risks related to environmental regulations and climate change;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;

•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [94]

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to unknown defects and impairments;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

•	risks relating to future sales or the issuance of equity securities; and

•	other risks disclosed under the heading “Risk Factors” in this annual information form.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that there will be no material adverse change in the market price of commodities;

•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

•	that each party will satisfy their obligations in accordance with the PMPAs;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive PMPAs;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

•	such other assumptions and factors as set out herein.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [95]

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2019, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2019	2018		2017
High	$1.3600	C$	1.3642	C$	1.3743
Low	1.2988		1.2288		1.2128
Closing	1.3271		1.3642		1.2545

*	The high, low and closing rates are the Bank of Canada daily rates.

On March 27, 2020, the daily rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.4056.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2019, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	Year ended December 31
	2019	2018	2017
High	$1546.10	$1354.95	$1346.25
Low	1269.50	1178.40	1151.00
Average	1392.18	1269.14	1257.13
Closing	1514.75	1279.00	1296.50

On March 27, 2020, the LBMA Gold Price PM in United States dollars per troy ounce, as published by the LBMA, was $1,617.30.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2019, as quoted by the LBMA, were as follows:

	Year ended December 31
	2019	2018	2017
High	$19.31	$17.52	$18.56
Low	14.38	13.97	15.22
Average	16.20	15.71	17.05
Closing	18.05	15.47	16.87

On March 27, 2020, the LBMA Silver Price in United States dollars per troy ounce, as published by the LBMA, was $14.32.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [96]

Palladium Prices

The high, low, average and closing afternoon fixing palladium prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2019, as quoted by the LBMA, were as follows:

	Year ended December 31
	2019	2018	2017
High	$1971.00	$1271.00	$1057.00
Low	1267.00	849.00	706.00
Average	1539.01	1031.16	869.85
Closing	1905.00	1270.00	1057.00

On March 27, 2020, the LBMA Palladium Price PM in United States dollars per troy ounce, as published by the LBMA, was $2,253.00.

WHEATON PRECIOUS METALS 2019 ANNUAL INFORMATION FORM [97]

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Wheaton Precious Metals Corp. (the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, tax, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in Tab A-6, Board Guidelines.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines (Tab A-8, Appendix), and will satisfy such other applicable criteria for independence as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix I, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix I, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix I, and will satisfy such other applicable criteria for financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditor of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least quarterly with management and the independent auditor in in-camera sessions, and as determined in the discretion of the Committee with the head of internal audit, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

D.	Documents/Reports Review

i)

Review with management and the independent auditor, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any other financial information to be publicly disclosed including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Review and approve the independent auditor’s audit plan and engagement letter and discuss and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach.

iii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iv)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

v)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the independent auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the independent auditor to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Conduct annual formal assessment of the independent auditor and review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

At least every five years, conduct a comprehensive review of the independent auditor. The comprehensive review is deeper and broader than an annual assessment. The comprehensive review focuses on the audit firm, its independence and the application of professional skepticism. The comprehensive review should include three key factors of audit quality for the Committee to consider and assess:

(1)

Independence, objectivity and professional skepticism — Do the independent auditors approach their work with objectivity to ensure they appropriately question and challenge management’s assertions in preparing the financial statements?

(2)	Quality of the engagement team — Do the independent auditors’ firm put forward team members with the appropriate industry and technical skills to carry out an effective audit?

(3)

Quality of communications and interactions with the independent auditor — Are the communications with the independent auditor (written and oral) clear, concise and free of boilerplate language? Is the independent auditor open and frank, particularly in areas of significant judgments and estimates or when initial views differ from management?

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

x)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)

Arrange for the independent auditor to be available to the Committee and the full Board as needed. Ensure that the auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xii)	Oversee the work of the independent auditor undertaken for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the independent auditor is prohibited from providing the following non-audit services and determining which other non-audit services the independent auditor is prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the independent auditor, in accordance with applicable legislation.

F.	Internal Auditor

i)	Review the effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor;

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk;

iii)	Periodically review:

a)	progress on the internal audit plan, including any significant changes to it;

b)	significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting;

c)	any significant internal fraud issues; and

iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.

G.	Financial Reporting Processes

i)

Periodically review the adequacy and effectiveness of the company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

iii)

Consider the independent auditor’s judgments about the quality, appropriateness and acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iv)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

i)

Discuss with the independent auditor (i) the auditor’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

J.	Risk Management

i)

Make inquires of management and the independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to manage these risks and exposures, including insurance coverage, and including a more extensive review on an annual basis.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee shall comply with the requirements set out in the Board Guidelines relating to the engagement of outside advisors.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed.

v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings.

vi)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vii)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

V.	COMMITTEE TIMETABLE

The timetable on the following pages outlines the Committee’s schedule of activities during the year.

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4
A. Create agenda for ensuing year.	✓

B. Review and update Committee Charter	✓

C. Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.	✓

D. Documents/Reports Review

i)    Review with management and independent auditor, interim and annual financial statements, MD&A, earnings releases and any other financial information to be publicly disclosed and recommend approval to Board

	✓	✓	✓	✓

ii)   Review analyses prepared by management and/or independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements

	✓	✓	✓	✓

iii) Review effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements	✓	✓	✓	✓

iv)   Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, and review results of procedures performed in these areas by the independent auditor

✓

v) Review Board Chair & CEO expenses	✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

vi)   Ensure adequate procedures are in place to review disclosure of financial information extracted or derived from financial statements, and review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess adequacy of those procedures

	✓	✓	✓	✓

E. Independent Auditor

i) Recommend independent auditor to Board and consider independence and effectiveness and approve compensation for independent auditor	✓

ii)   Review and approve the independent auditor’s audit plan and engagement letter and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach

✓

iii) Monitor relationship between management and independent auditor	✓	✓	✓	✓

iv) Review and discuss with independent auditor all significant relationships they have with the Company to determine their independence, and report to Board	✓	✓	✓	✓

v)   Review and approve requests for non-audit services to be performed by independent auditor & be advised of any study undertaken at request of management beyond scope of audit engagement letter and related fees

As Required

vi) Ensure disclosure of any specific policies or procedures adopted to satisfy pre-approval requirements for non-audit services by independent auditor	✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4
vii) Review relationship of non-audit fees to audit fees paid to independent auditor	✓	✓	✓	✓

viii) Ensure audit and non-audit fees are disclosed by category	✓	✓	✓	✓

ix)   Conduct annual formal assessment and review independent auditor performance and approve any proposed discharge and replacement of independent auditor. Consider with management and independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor. Once every five years, conduct a comprehensive review of the independent auditor (see item E(ix) in the Terms of Reference for further details of the comprehensive review).

✓

x)   Consult with independent auditor out of presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements

	✓	✓	✓	✓

xi) Arrange for independent auditor to be available to the Committee and Board. Ensure independent auditors report directly to the Committee and are made accountable to the Board and the Committee	✓	✓	✓	✓

xii) Oversee independent auditor	✓	✓	✓	✓

xiii) Ensure independent auditor is prohibited from providing certain non-audit services	✓	✓	✓	✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4
F. Internal Auditor

i) Review effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor	✓

ii) Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk			✓

iii) Periodically review:

a) progress on the internal audit plan, including any significant changes to it;	✓	✓	✓	✓

b) significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting; and	✓

c) any significant internal fraud issues	✓	✓	✓	✓

iv) Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.	✓	✓	✓	✓

G. Financial Reporting Processes

i)    Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls

✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

ii)   Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

✓

iii) Consider independent auditor’s judgments about quality, appropriateness and acceptability of accounting principles and financial disclosure practices	✓	✓	✓	✓

iv) Consider and approve any major changes to accounting principles and practices	✓	✓	✓	✓

H. Process Improvement

i)    Discuss with independent auditor (i) auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding 5 years, respecting independent audits carried out by auditors and steps taken to deal with such issues

✓

ii) Review and approve hiring policies for employees or former employees of the past and present independent auditors	As Required

iii) Establish reporting system for management and independent auditor regarding significant judgments made in management’s preparation of financial statements	✓	✓	✓	✓

iv) Review scope and plans of independent auditor’s audit and reviews			✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

v)   Review with management and independent auditor significant changes to planned procedures, difficulties encountered during course of audit and reviews, and cooperation received by independent auditor during course of audit and reviews

	✓	✓	✓	✓

vi) Review significant disagreements among management and independent auditor connected with financial statement preparation	✓	✓	✓	✓

vii) Ensure course of action for resolving significant unsettled issues	✓	✓	✓	✓

viii) Review with independent auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices have been implemented	✓

ix) Review activities, organizational structure, and qualifications of CFO and financial reporting staff and ensure matters related to succession planning are raised with Board	✓

I. Ethical and Legal Compliance

i)    Review management’s monitoring system for ensuring financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements

	✓	✓	✓	✓

ii) Review with counsel, legal and regulatory compliance matters and matters that could have significant impact on financial statements	✓	✓	✓	✓

iii) Review implementation of compliance with SOX and OSC requirements	✓	✓	✓	✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

iv) Ensure CEO and CFO certify annual and interim financial statements and interim and annual MD&A	✓	✓	✓	✓

J. Risk Management

i) Inquire of management and independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk	✓	✓	✓	✓

ii) Ensure disclosure of process followed by Board and committees for oversight of management of principal business risks, is complete and fairly presented	✓

iii) Review management’s risk assessment program and steps taken to manage risks and exposures	✓	✓	✓	✓

iv) More extensive review of Enterprise Risk Management program				✓

K. General

i) Conduct or authorize investigations into matters within the Committee’s scope of responsibilities	As Required

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

ii)   With the approval of the Board Chair and in consultation with the CEO where reasonably practical, each committee has the authority and responsibility to engage, set the terms of, compensate and oversee any outside advisor that it determines to be necessary to permit it to carry out its duties. In considering the selection of any outside advisor, the applicable committee shall conduct an independence assessment of such advisor, having regard to, among other matters, (A) the provision of other services provided by the advisor to the Company, (B) the amount of fees received by the advisor from the Company as a percentage of total revenue of the advisor, (C) policies of the advisor designed to prevent conflicts of interest, (D) any business or personal relationship of the advisor with a member of the committee, Board or executives of the Company, and (E) any shares or securities of the Company held by the advisor.

As Required

iii) Acquire funding from the Company to pay for ordinary administrative expenses	As Required

iv)   Establish procedures for receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and for anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed

	✓	✓	✓	✓

SCHEDULE “A”

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

v) Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings	As Required

vi) Ensure disclosure in AIF if any possible exemptions for Audit Committees have been used	✓

vii) Assess adequacy of these terms of reference and recommend to Board	✓

viii) Conduct annual self-evaluation and report to Board	✓

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

Appendix One: Definitions Related to Audit Committee Composition

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

Appendix One: Definitions Related to Audit Committee Composition

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Arial-BoldMTTERMS OF REFERENCE FOR THE AUDIT COMMITTEE

Appendix Two: Disclosure Items Under Audit Committee Responsibility

under CSA MI 52-110 and NYSE Rule 303A

Item	CSA*	NYSE**

Ensure that the CEO’s Terms of Reference include responsibility to make annual and interim written affirmations regarding the Audit Committee, and ensure that such written affirmations are submitted as required.

✓

Disclose the text of the Audit Committee’s charter.	✓

Disclose names of committee members and state whether or not each is (i) independent and (ii) financially literate. Describe each member’s education and experience relevant to responsibilities.	✓

Disclosure whether, at any time since the commencement of most recently completed financial year, the Company has relied on any possible exemptions for Audit Committees.	✓

If, at any time since the commencement of the issuer’s most recently completed financial year, a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the board of directors, state that fact and why.

✓

Disclose by category how much the auditor is paid for consulting and other services.	✓

Disclose any specific policies or procedures adopted by the Audit Committee for pre-approval of non-audit services by the external auditor.	✓

Prepare and disclose any Audit Committee reports required by applicable regulators.	✓